PROSPECTUS
                               OFFER TO EXCHANGE

              7 1/2% SENIOR NOTES DUE 2008 (THE "EXCHANGE NOTES")

    FOR ALL OUTSTANDING 7 1/2% SENIOR NOTES DUE 2008 (THE "PRIVATE NOTES")

                                      OF

                              [LOGO OF TUBOSCOPE]


  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON JUNE 11,
                             1998 UNLESS EXTENDED.

                                --------------

  Tuboscope Inc., a Delaware corporation (the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 7 1/2% Senior Notes due 2008 (the "Exchange Notes"), which exchange has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement"), for each $1,000 principal amount of its outstanding 7 1/2% Senior Notes due 2008 (the "Private Notes"), of which $100,000,000 in aggregate principal amount are outstanding as of the date hereof. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act, and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof, (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Private Notes under the Registration Rights Agreement (as defined), and (iii) certain provisions relating to an increase in the stated interest rate on the Private Notes provided for under certain circumstances will be eliminated. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be entitled to the benefits of an indenture dated as of February 25, 1998 governing the Private Notes and the Exchange Notes (the "Indenture"). The Private Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of the Notes."

  The Notes are redeemable at any time at the option of the Company in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to date of redemption plus a Make-Whole Premium (as defined), if any, relating to the then prevailing Treasury Yield (as defined) and the remaining life of the Notes. The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with all other existing and future senior indebtedness of the Company, including borrowings under its bank credit facility (the "Bank Credit Facility"), and rank senior in right of payment to any existing and future subordinated indebtedness of the Company. The Private Notes are and the Exchange Notes will be unconditionally guaranteed on a senior unsecured basis (the "Guarantees") by certain of its subsidiaries so that the Notes are not structurally subordinated to the Company's obligations under the Bank Credit Facility or any other funded indebtedness of the Company that is guaranteed, from time to time, by subsidiaries of the Company. The guarantee of the Notes by any subsidiary of the Company may be released if, but only so long as, no other funded indebtedness of the Company is guaranteed by such subsidiary. See "Description of the Notes."

  The Exchange Notes will bear interest at the same rate and on the same terms as the Private Notes. Consequently, the Exchange Notes will bear interest at the rate of 7 1/2% per annum and the interest thereon will be payable semi-annually on February 15 and August 15 of each year, commencing August 15, 1998. The Exchange Notes will bear interest from and including the date of issuance of the Private Notes (February 25, 1998). Holders whose Private Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes.

  SEE "RISK FACTORS," BEGINNING ON PAGE 9, FOR A DISCUSSION OF CERTAIN FACTORS THAT INVESTORS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

                                --------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE   SECURITIES
      COMMISSION   PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS
        PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY  IS A CRIMINAL
                                   OFFENSE.

                                --------------

  THE COMPANY WILL ACCEPT FOR EXCHANGE ANY AND ALL VALIDLY TENDERED PRIVATE NOTES NOT WITHDRAWN PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON JUNE 11, 1998, UNLESS THE EXCHANGE OFFER IS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION (THE "EXPIRATION DATE"). TENDERS OF PRIVATE NOTES MAY BE WITHDRAWN AT ANY TIME PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. THE EXCHANGE OFFER IS NOT CONDITIONED UPON ANY MINIMUM PRINCIPAL AMOUNT OF PRIVATE NOTES BEING TENDERED FOR EXCHANGE. PRIVATE NOTES MAY BE TENDERED ONLY IN INTEGRAL MULTIPLES OF $1,000. IN THE EVENT THE COMPANY TERMINATES THE EXCHANGE OFFER AND DOES NOT ACCEPT FOR EXCHANGE ANY PRIVATE NOTES, THE COMPANY WILL PROMPTLY RETURN ALL PREVIOUSLY TENDERED PRIVATE NOTES TO THE HOLDERS THEREOF. THE EXCHANGE OFFER IS SUBJECT TO CUSTOMARY CONDITIONS. SEE "THE EXCHANGE OFFER-- CONDITIONS."

                  The date of this Prospectus is May 8, 1998

  Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Company believes that none of the registered holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

  Prior to the Exchange Offer, there has been no public market for the Notes. The Exchange Notes will not be listed on any securities exchange, but the Private Notes are eligible for trading in the National Association of Securities Dealers, Inc.'s Private Offerings, Resales and Trading through Automatic Linkages (PORTAL) market. There can be no assurance that an active market for the Notes will develop. To the extent that a market for the Notes does develop, the market value of the Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and certain other factors. Such conditions might cause the Notes, to the extent that they are traded, to trade at a significant discount from face value. See "Risk Factors--Absence of Public Market for Notes."

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus, meeting the requirements of the Securities Act, in connection with any resale of such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date. See "The Exchange Offer--Resale of the Exchange Notes" and "Plan of Distribution."

  The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange Offer. No underwriter is being used in connection with this Exchange Offer. See "The Exchange Offer--Resale of the Exchange Notes."

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL AUGUST 6, 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS OFFERING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS IN CONNECTION THEREWITH. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

  The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, the Depository Trust Company ("DTC" or the "Depositary") and registered in its name or in the name of Cede & Co., as its nominee. Beneficial interests in the global note representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. After the initial issuance of such global note, Exchange Notes in certificated form will be issued in exchange for the global note only in accordance with the terms and conditions set forth in the Indenture. See "Description of the Notes--The Exchange Offer--Book-Entry Transfer" and "--Book Entry; Delivery and Form."

                               ----------------

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. When included in this Prospectus or in documents incorporated herein by reference, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates," and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties include, among others, the cyclical nature of the oilfield services industry, risks associated with the Company's significant foreign operations, compliance with the environmental laws, risks associated with growth through acquisitions and various other matters, many of which are beyond the Company's control. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Exchange Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the
Commission:

Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). In addition, the Company's common stock, par value $.01 per share is listed for trading on the New York Stock Exchange and reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to the holders of the Notes and file with the Commission (unless the Commission will not accept such filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms pursuant to the Exchange Act including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" and, with respect to the annual financial statements only, a report thereon by the Company's independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates herein by reference the following documents:

    (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and amendment to such Annual Report on Form 10-K/A;

    (b) The sections of the Company's Proxy Statement for the May 8, 1998 Annual Meeting of Stockholders entitled "Voting Securities and Principal Holders Thereof," "Executive Compensation--Summary Compensation Table," "-- Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Year-End Option Value," "--Management Agreements" and "Certain Transactions"; and

    (c) All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering made hereby.

  Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH ARE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). SUCH REQUESTS FOR DOCUMENTS SHOULD BE DIRECTED TO TUBOSCOPE INC., 2835 HOLMES ROAD, HOUSTON, TEXAS 77051,
ATTENTION: SECRETARY, TELEPHONE NUMBER (713) 799-5100.

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information in this Prospectus, including the consolidated financial statements of the Company (the "Consolidated Financial Statements") and Notes thereto included elsewhere in this Prospectus. Unless the context otherwise requires, reference to the "Company" or "Tuboscope" shall mean Tuboscope Inc. and its subsidiaries.

                                  THE COMPANY

  The Company is a leading supplier of highly-engineered products and services to the oil and gas drilling, production, and transmission industries worldwide. It conducts operations in 54 countries, spanning every major oilfield market, and believes it is the global market leader in products accounting for approximately 89% of its 1997 revenue. The Company operates through four main product lines: (i) Tubular Services, (ii) Solids Control Products & Services,
(iii) Coiled Tubing & Pressure Control Products, and (iv) Pipeline & Other Industrial Services. These four main product lines generally serve to improve efficiency and reduce the operating costs of oil and gas operations and span all major activities comprising upstream oil and gas production, including drilling, production and hydrocarbon transportation.

  In 1997, the Company had record sales of $525.2 million, net income of $53.1 million (10.1% of sales) and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $125.5 million (23.9% of sales). The Company made capital expenditures of $35.2 million in 1997. Revenues in 1997 were generated in the United States (37%), Europe (20%), Latin America (18%), Canada (11%) and other locations (14%). The Company was founded in 1937 and today employs approximately 4,500 people worldwide. In 1997, compared to 1996, revenue grew 54%, gross profit before goodwill amortization grew 68%, EBITDA grew 73%, and operating income grew 82%, excluding certain nonrecurring charges taken in 1996.

                                    STRATEGY

  The Company's strategy is to achieve significant earnings and cash flow growth through (i) investment in promising internal growth opportunities and
(ii) the execution of attractive consolidating and growth acquisitions within or related to the Company's four main product lines.

  The Company's leading positions in high-growth segments within oilfield services provide attractive reinvestment opportunities. The Company invests aggressively in revenue-generating capital equipment, employee training, product development and technology to achieve growth over both short-term and long-term horizons, while striving to maintain a prudent capital structure. The Company emphasizes superior customer service and technology leadership throughout its operations.

  The Company underwent major management, strategic and product mix changes when it merged with D.O.S., Ltd. ("Drexel") in April 1996. Subsequently, the Company successfully acquired and integrated 18 other businesses in 1996 and 1997, of which four were in the Company's Tubular Services market, ten were in the Company's Solids Control Products & Services market, three were in the Company's Coiled Tubing & Pressure Control Products market, and one was in the Company's Pipeline & Other Industrial Services market. The criteria the Company uses in evaluating acquisition opportunities include the potential for operating efficiency savings; regional or product line consolidations; potential for revenue enhancement; attractive valuations; and new products or services which can benefit from the Company's technical expertise, geographic coverage or market presence.

                                 BUSINESS LINES

  Tubular Services is the Company's largest business line, accounting for approximately 43% of its 1997 revenues. Tubular Services consists of the provision of inspection and quality assurance services for tubular goods (such as drill pipe, tubing, line pipe and casing), internal coating products and services, and fiberglass tubulars (tubing, casing and line pipe), used primarily in oil and gas operations. Additionally, Tubular Services includes the sale and leasing of proprietary equipment used to inspect tubular products at steel mills. The Company believes it is the largest provider of tubular inspection and internal tubular coating services worldwide. The Company also believes it is the second largest manufacturer and provider of fiberglass tubulars for oilfield applications worldwide.

  Solids Control Products & Services is the Company's second largest business line, accounting for approximately 30% of its 1997 revenues. Solids Control Products & Services consists of the sale and rental of technical equipment used in, and the provision of services related to, the separation of drill cuttings (solids) from fluids used in oil and gas drilling processes. The Company believes it is the world's leading manufacturer and provider of solids control equipment and services to the oil and natural gas drilling industry. The Company believes the increased use of expensive synthetic drilling fluids and certain environmental issues are leading to higher demand for highly-engineered solids control products and closed loop drilling systems. Additionally, the Company believes that rising awareness among oil and gas producers of the drilling efficiency gains enabled by effective solids control technology will spur further growth in the Solids Control Products and Services line.

  Coiled Tubing and Pressure Control Products accounted for approximately 16% of the Company's 1997 revenues. Coiled Tubing and Pressure Control Products consists of the sale of highly-engineered coiled tubing, pressure control, pressure pumping, wireline and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. Use of coiled tubing generally allows for continuous production of the well during servicing operations, thereby eliminating the need to temporarily stop the flow of hydrocarbons and significantly improving the economics of servicing a well. The Company believes it is the world's largest manufacturer of coiled tubing equipment, and that growing customer understanding and acceptance of the technology and an increase in the number of applications for which it is useful will lead to continued high growth in this market.

  Pipeline & Other Industrial Services accounted for approximately 11% of the Company's revenues. The Pipeline & Other Industrial Services product line consists primarily of the provision of technical inspection services and quality assurance for in-service pipelines used to transport oil and gas. Industrial Services consists of inspection and monitoring services for the construction, operation and maintenance of major projects in energy-related industries. Driven by the advancing age of the world's pipelines, continued construction of new pipelines and environmental and regulatory concerns, the Company believes that the inspection of pipelines and related facilities will continue to be a high growth market.

  The Company's headquarters are located at 2835 Holmes Road, Houston, Texas 77051, and its telephone number is (713) 799-5100.

                               THE EXCHANGE OFFER

The Exchange Offer..........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Private Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the Expiration Date. There is $100,000,000 aggregate principal amount of Private Notes outstanding. See "The Exchange Offer--Purpose of the Exchange Offer."

                               Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the holder is acquiring Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer--Resale of the Exchange Notes."

Registration Rights
 Agreement..................  The Private Notes were sold by the Company on
                               February 25, 1998 to Credit Suisse First Boston Corporation, ABN AMRO Incorporated, Chase Securities Inc. and Salomon Smith Barney (collectively, the "Initial Purchasers") pursuant to a Purchase Agreement, dated February 19, 1998, by and among the Company and the Initial Purchasers (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company and the Initial Purchasers entered into a Registration Rights Agreement, dated as of February 25, 1998 (the "Registration Rights Agreement"), which grants the holders of the Private Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such rights, which will terminate upon the consummation of the Exchange Offer. See "The Exchange Offer--Termination of Certain Rights."

Expiration Date.............  The Exchange Offer will expire at 5:00 p.m., New
                               York City time, on June 11, 1998, unless the
                               Exchange Offer is extended by the Company in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer--Expiration Date; Extensions; Amendments."

Accrued Interest on the
 Exchange Notes and the
 Private Notes..............  The Exchange Notes will bear interest from and including the date of issuance of the Private Notes (February 25, 1998). Holders whose Private Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes. See "The Exchange Offer--Interest on the Exchange Notes."

Conditions to the Exchange
 Offer......................  The Company reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Private Notes for exchange, (ii) to terminate the Exchange Offer if certain specified conditions have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Private Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Private Notes to withdraw their tendered Private Notes, or (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. See "The Exchange Offer--Terms of the Exchange Offer." In addition, the Exchange Offer is subject to certain customary conditions that may be waived by the Company. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Private Notes being tendered for exchange. See "The Exchange Offer--Conditions."
Procedures for Tendering
 Private Notes..............  Each holder of Private Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Private Notes and any other required documentation to The Bank of New York, as exchange agent (the "Exchange Agent"), at the address set forth herein. By executing the Letter of Transmittal, the holder will represent to and agree with the Company that, among other things, (i) the Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of its business, (ii) if such holder is not a broker-dealer, such holder is not currently participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes, (iii) such holder is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes, such holder will comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters (see "The Exchange Offer--Resale of Exchange Notes"),
                               (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer--Procedures for Tendering."

Special Procedures for
 Beneficial Owners..........  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer,
                               commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer-- Procedures for Tendering."
Guaranteed Delivery
 Procedures.................  Holders of Private Notes who wish to tender their
                               Private Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of Transmittal or any other documentation required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth under "The Exchange Offer-- Guaranteed Delivery Procedures."

Acceptance of the Private
 Notes and Delivery of the
 Exchange Notes.............  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Private Notes that are properly tendered in the Exchange Offer prior to the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Withdrawal Rights...........  Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. See "The
                               Exchange Offer--Withdrawal of Tenders."

Certain Federal Income Tax
 Considerations.............  The exchange of Private Notes for Exchange Notes will be treated as a "non-event" for federal income tax purposes. As a result, no material federal income tax consequences will result to holders exchanging Private Notes for Exchange Notes. See "Certain United States Federal Income Tax Considerations."

Exchange Agent..............  The Bank of New York, the Trustee under the
                               Indenture, is serving as the Exchange Agent in connection with the Exchange Offer. The mailing address of the Exchange Agent is 101 Barclay St.--Floor 7E, New York, New York 10286. For assistance and requests for additional copies of this Prospectus, the Letter of Transmittal or the Notice of Guaranteed Delivery, the telephone number for the Exchange Agent is (212) 815-4146, and the facsimile number for the Exchange Agent is (212) 815-6339.

                               THE EXCHANGE NOTES

  The Exchange Offer applies to the entire aggregate principal amount of the Private Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof, (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of the Private Notes under the Registration Rights Agreement, and (iii) certain provisions relating to an increase in the stated interest rate on the Private Notes provided for under certain circumstances will be eliminated. The Exchange Notes will evidence the same debt as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. For further information and for definitions of certain capitalized terms used below, see "Description of the Notes."

Securities Offered..........  $100,000,000 aggregate principal amount of 7 1/2%
                               Senior Notes due 2008 of the Company

Maturity Date...............  February 15, 2008.

Interest Payment Dates......  February 15 and August 15 of each year, commencing August 15, 1998.

Optional Redemption.........  The Notes may be redeemed at any time, at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest (if any) to the date of redemption plus a Make-Whole Premium (if any) relating to the then prevailing Treasury Yield and the remaining life of the Notes. See "Description of the Notes--Optional Redemption."

Ranking and Guarantees......  The Exchange Notes will be senior unsecured indebtedness of the Company and will rank pari passu in right of payment with any existing and future senior unsecured indebtedness of the Company, including obligations under its Bank Credit Facility and senior in right of payment to all existing and future indebtedness that is, by its terms, expressly subordinated to the Notes. See "Capitalization." The Company's obligations under the Exchange Notes will be unconditionally guaranteed by certain of its subsidiaries (the "Guarantors") so that the Exchange Notes will not be structurally subordinated to the Company's obligations under the Bank Credit Facility or any other funded indebtedness of the Company that is guaranteed, from time to time, by subsidiaries of the Company. The Indenture will provide for the release and addition of subsidiaries of the Company as guarantors and for the limitation of the obligations of each guarantor under certain circumstances. The guarantee of the Exchange Notes by any subsidiary may be released if, but only so long as, no other funded indebtedness of the Company is guaranteed by such subsidiary. See "Description of the Notes--Ranking and Guarantees."

Covenants...................  The Indenture contains covenants that limit the
                               Company's ability to incur indebtedness secured by certain liens and to engage in certain sale/leaseback transactions. These limitations are subject to certain qualifications and exceptions. See "Description of the Notes-- Certain Covenants."

                                  RISK FACTORS

  See the specific matters set forth under "Risk Factors" on pages 9 through 12 hereof, for a discussion of certain factors that should be considered in connection with the Exchange Offer and an investment in the Exchange Notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary consolidated financial data for the Company and its subsidiaries as of and for the five years ended December 31, 1997. The summary financial data have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                       YEARS ENDED DECEMBER 31,
                             ------------------------------------------------
                               1997     1996         1995     1994     1993
                             -------- --------     -------- -------- --------
                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenue....................  $525,231 $341,431     $190,015 $192,175 $183,340
Operating profit (loss)....   100,925  (21,281)(1)   27,460   27,048    2,445(1)
Income (loss) before income
 taxes and extraordinary
 loss......................    84,949  (34,988)      15,205   14,289  (10,807)
Net income (loss)..........    53,104  (49,599)       8,819    7,524  (12,859)
OTHER DATA:
EBITDA(2)..................  $125,515 $ 72,633     $ 42,570 $ 40,859 $ 27,262
Ratio of EBITDA to interest
 expense(3)................      8.7x     5.4x         3.5x     3.6x     2.6x
Ratio of earnings to fixed
 charges(4)................      6.8x     3.9x         2.2x     2.1x     1.2x
Depreciation and
 amortization..............  $ 26,110 $ 17,606     $ 15,037 $ 14,380 $ 14,218
Capital expenditures.......  $ 35,190 $ 18,681     $  7,645 $  7,549 $ 14,640
BALANCE SHEET DATA (END OF
 PERIOD):
Working capital............  $ 81,294 $ 74,393     $ 44,623 $ 35,926 $  5,279
Total assets...............   686,167  505,165      306,679  317,027  310,108
Total debt.................   218,377  184,743      111,617  123,851  101,489
Common stockholders'
 equity....................   300,033  218,902      121,441  113,424  105,256

--------
(1) The 1996 operating loss includes $63.1 million of charges for the write-off of certain assets, $11.3 million of Drexel transaction costs, and $2.2 million of charges for the write-off of Italian operations. Excluding these costs, operating profit in 1996 was $55.3 million. The 1993 operating profit includes restructuring charges of $13.3 million. Excluding these costs, operating profit in 1993 was $15.7 million.

(2) "EBITDA" means earnings before interest, taxes, depreciation, amortization, restructuring charges, write-off of long-lived assets, Drexel transaction costs, write-off of Italian operations and extraordinary items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt.

(3) Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Company's current ability to meet its interest costs.

(4)  For the purpose of this calculation, "earnings" consist of net income
     (loss) before income taxes, write-off of long-lived assets, Drexel transaction costs, write-off of Italian operations, restructuring charges, extraordinary items, and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges by $35.0 million in 1996 if the write-off of long-lived assets, Drexel transaction costs, and the write-off of Italian operations is included in 1996 earnings. Earnings were insufficient to cover fixed charges by $10.8 million in 1993 if restructuring charges are included in 1993 earnings.

                                 RISK FACTORS

  Prior to making an investment in the Exchange Notes, prospective investors should carefully consider all of the information contained and incorporated by reference in this Prospectus and, in particular, should evaluate the following risk factors.

RISKS ASSOCIATED WITH THE OIL AND GAS INDUSTRY

  The oil and gas industry in which the Company participates historically has experienced significant volatility. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada. The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production by non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. No assurance can be given as to the level of future oil and gas industry activity or demand for the Company's services and products.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Approximately 63% and 65% of the Company's revenues in 1996 and 1997, respectively, were derived from operations outside the United States. The Company's foreign operations, which include significant operations in Europe, Latin America, Canada, the Far East and the Middle East, are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

  The Company is actively seeking strategic acquisitions that will provide additional and complementary products, equipment and services. However, there can be no assurance that attractive acquisitions will be available to the Company at reasonable prices, or that the Company will successfully integrate the operations and assets of any acquired business with its own or that the Company's management will be able to manage effectively the increased size of the Company or operate a new line of business. Any inability on the part of the Company to integrate and manage acquired businesses and their assumed liabilities could have a material adverse effect on the Company's results of operations and financial condition. The Company may incur substantial indebtedness to finance future acquisitions. There can be no assurance that the Company will be able to obtain any such financing or that, if available, such financing will be on terms acceptable to the Company. Acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage or decreased operating income, any of which could have a material adverse effect on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Liquidity."

LEVERAGE

  As of December 31, 1997, as adjusted for the issuance of the Notes and the application of the net proceeds therefrom, the Company's total debt would have been $236.9 million compared to total stockholders equity of $300.0 million. See "Capitalization." The Company's level of indebtedness will have several important effects on its operations, including (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes and
(ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Liquidity."

  Furthermore, to the extent that the Company is unable to repay the principal amount of the Notes at maturity out of cash on hand, it will need to refinance the Notes, or repay the Notes with the proceeds of an equity offering, at or prior to their maturity. There can be no assurance that the Company will be able to generate sufficient cash flow to service its interest payment obligations under its indebtedness or that future borrowings or equity financing will be available for the payment or refinancing of the Company's indebtedness. To the extent that the Company is not successful in negotiating renewals of its borrowings or in arranging new financing, it may have to sell significant assets, which would have a material adverse effect on the Company's business and results of operations. Among the factors that will affect the Company's ability to effect an offering of its capital stock or refinance the Notes are financial market conditions and the value and performance of the Company at the time of such offering or refinancing. There can be no assurance that any such offering or refinancing can be successfully completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Liquidity" and "Description of Certain Indebtedness."

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION

  Substantially all of the Company's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. Although holders of the Notes are direct creditors of the Company's material United States subsidiaries by virtue of the Guarantees (as defined herein), the Company has other subsidiaries ("Non-Guarantor Subsidiaries"), including its foreign subsidiaries, that are not included among the Guarantors (as defined herein), and such Non-Guarantor Subsidiaries are not obligated with respect to the Notes or the Bank Credit Facility although they generate a substantial portion of the Company's operating income and cash flow. As a result, the claims of creditors of the Non-Guarantor Subsidiaries effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Notes. In the event of an insolvency, liquidation or reorganization of a Non-Guarantor Subsidiary, any creditors of such Non-Guarantor Subsidiary, including trade creditors, would be entitled to payment in full from the assets of such Non-Guarantor Subsidiary before the Company, as a stockholder, would be entitled to receive any distribution therefrom.

FRAUDULENT CONVEYANCE RISKS

  Various fraudulent conveyance laws enacted for the protection of creditors may apply to the issuance of the Guarantees. To the extent that a court were to find that (x) a Guarantee was incurred by a Guarantor with intent to hinder, delay or defraud any present or future creditor of such Guarantor or such Guarantor contemplated insolvency with a design to prefer one or more of its creditors to the exclusion in whole or in part of others,

(y) a Guarantor did not receive fair consideration or reasonably equivalent value for issuing its Guarantee and such Guarantor (i) was insolvent, (ii) was rendered insolvent by reason of the issuance of its Guarantee, (iii) was engaged or about to engage in a business or transaction for which the remaining assets of such Guarantor constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate such Guarantee in favor of other creditors of such Guarantor. Among other things, a legal challenge of any Guarantee may focus on the benefits, if any, realized by such Guarantor as a result of the Company's issuance of the Notes. The Guarantees will contain a savings clause, which generally will limit the obligation of any Guarantor under its Guarantee to the maximum amount as will, after giving effect to all of the liabilities of such Guarantor, result in such obligation not constituting a fraudulent conveyance. To the extent a Guarantee was avoided or limited as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would cease to have any claim against such Guarantor and would be creditors solely of the Company and the other Guarantors. In that event, the claims of holders of the Notes against such Guarantor would be subject to the prior payment of all liabilities (including trade payables) of such Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portion of any Guarantee.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a guarantor may be considered insolvent if the sum of its debts, including contingent liabilities, is greater than the fair market value of all of its assets at a fair valuation or if the present fair market value of its assets is less than the amount that would be absolute and mature. Based upon financial and other information including the terms of the Guarantees, the Company believes that the Guarantors are solvent and will continue to be solvent after issuing the Guarantees, will have sufficient capital for carrying on their business after such issuance and will be able to pay their debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with such beliefs. See "Description of the Notes--Ranking and Guarantees."

OPERATING RISK AND LEGAL PROCEEDINGS

  The operations of the Company involve many risks, which even through a combination of experience, knowledge and careful evaluation may not be overcome. These risks include equipment failures, pipeline ruptures and other accidents which could also result in personal injury, property damages, pollution and other environmental risks. Although the Company maintains insurance in accordance with customary industry practice, the Company may not be fully insured against possible losses pursuant to such risks. Such losses could have a material adverse impact on the Company. In addition, from time to time the Company is involved in various litigation matters arising in the ordinary course of its business and is currently involved in numerous legal proceedings in connection with its operations and those of its acquired companies. The Company believes that, based upon insurance, indemnification obligations from third parties, and the Company's legal defenses that none of these legal proceedings will have a material adverse effect on the results of operation or financial condition of the Company. There can be no absolute assurance that the indemnity obligations, insurance coverage or legal defenses will always be sufficient to protect the Company from incurring substantial liability as a result of these types of proceedings. For a description of the Company's legal proceedings, see Item 3 Legal Proceedings included in the Company's 1997 Annual Report on Form 10-K incorporated herein by reference.

ENVIRONMENTAL REGULATION

  The Company is subject to numerous local, state and federal laws and regulations concerning the containment and disposal of hazardous materials, pursuant to which the Company has been required to incur compliance and clean-up costs, which costs have not been material. The Company's inspection, coating and solids control services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. Compliance with environmental laws and regulations due to currently unknown circumstances or developments, however, could result in substantial costs and have a material adverse effect on the Company's results of operations and financial condition.

ABSENCE OF PUBLIC MARKET FOR NOTES

  The Private Notes have not been registered under the Securities Act or any state securities law and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

  Although the Exchange Notes may be resold or otherwise by the holders (who are not affiliates of the Company) without compliance with the registration requirements under the Securities Act, they will be new securities for which there is currently no established trading market. The Company does not intend to apply for listing of the Exchange Notes on a national securities exchange or for quotation of the Exchange Notes on an automated dealer quotation system. Although the Initial Purchasers in the offering of the Private Notes, have informed the Company that they currently intend to make a market in the Exchange Notes, they are not obligated to do so, and any such market-making, if initiated, may be discontinued at any time without notice. The liquidity of any market for the Exchange Notes will depend upon the number of holders of the Notes, the interest of securities dealers in making a market in the Exchange Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. If an active trading market for the Exchange Notes does not develop, the market price and liquidity of the Exchange Notes may be adversely affected. If the Exchange Notes are traded, they may trade at a discount from their face value, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

  Notwithstanding the registration of the Exchange Notes in the Exchange Offer, holders who are "affiliates" (as defined under Rule 405 of the Securities Act) of the Company may publicly offer for sale or resell the Exchange Notes only in compliance with provisions of Rule 144 under the Securities Act.

FAILURE TO EXCHANGE PRIVATE NOTES

  Exchange Notes will be issued in exchange for Private Notes only after timely receipt by the Exchange Agent of such Private Notes, a properly completed and duly executed Letter of Transmittal and all other required documentation. Therefore, holders of Private Notes desiring to tender such Private Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Private Notes for exchange. Private Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Private Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. To the extent that Private Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Private Notes could be adversely affected due to the limited amount, or "float," of the Private Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of Private Notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the Exchange Notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer."

                              THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

  The Private Notes were sold by the Company on February 25, 1998 (the "Closing Date") to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently sold the Private Notes to (i) "qualified institutional buyers" ("QIBs"), as defined in Rule 144A under the Securities Act ("Rule 144A"), in reliance on Rule 144A and (ii) to certain persons in offshore transactions in reliance on Regulations under the Securities Act. As a condition to the sale of the Private Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on February 25, 1998. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 60 days after the Closing Date, and (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 180 days after the Closing Date. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement. The Registration Statement is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

RESALE OF THE EXCHANGE NOTES

  With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Private Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 180 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Private Notes surrendered pursuant to the Exchange Offer. Private Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will be registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to any of the rights of holders of the Private Notes under the Registration Rights Agreement. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Private Notes, such that both series of Notes will be treated as a single class of debt securities under the Indenture.

  As of the date of this Prospectus, $100,000,000 in aggregate principal amount of the Private Notes are outstanding. Only a registered holder of the Private Notes (or such holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Private Notes entitled to participate in the Exchange Offer.

  Holders of the Private Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Private Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Private Notes for the purposes of receiving the Exchange Notes from the Company.

  Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time on June 11, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will (i) notify the Exchange Agent of any extension by oral or written notice, and (ii) mail to the registered holders an announcement thereof which shall include disclosure of the approximate number of Private Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  The Company reserves the right, in its reasonable discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if any conditions set forth below under "--Conditions" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest at a rate equal to 7 1/2% per annum. Interest on the Exchange Notes will be payable semi-annually on each February 15 and August 15, commencing August 15, 1998. Holders of

Exchange Notes will receive interest on August 15, 1998 from the date of initial issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Private Notes from the date of initial delivery to the date of exchange thereof for Exchange Notes. Holders of Private Notes that are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes.

PROCEDURES FOR TENDERING

  Only a registered holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Private Notes, if such procedure is available, into the Exchange Agent's account at the Depositary pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the holder must comply with the guaranteed delivery procedures described below.

  The tender by a holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PRIVATE NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner(s) of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "--Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box titled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Private Notes.

  If the Letter of Transmittal or any Private Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Private Notes. All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

  While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "--Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder of Private Notes will represent to the Company that, among other things, (i) Exchange Notes to be acquired by such holder of Private Notes in connection with the Exchange Offer are being acquired by such holder in the ordinary course of the respective business of such holder, (ii) such holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) such holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (iv) such holder understands that a secondary resale transaction described in clause (iii) above and any resales of Exchange Notes obtained by such holder in exchange for Private Notes acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (v) such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive Exchange Notes for such holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such holder will be required to acknowledge in the Letter of Transmittal that such holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

  If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Private Notes at the Depositary for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Private Notes by causing the Depositary to transfer such Private Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Private Notes and the principal amount of Private Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Private Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Private Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date.

  To withdraw a tender of Private Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn (the "Depositor"), (ii) identify the Private Notes to be withdrawn (including the certificate number or numbers and principal amount of such Private Notes) and
(iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "The Exchange Offer--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Private Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Private Notes, if the Exchange Offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the Commission.

  If the Company reasonably determines that such condition (that the Exchange Offer not violate applicable law, rules, regulations or interpretation of the Staff) is not satisfied, the Company may (i) refuse to accept any Private Notes and return all tendered Private Notes to the tendering holders or (ii) extend the Exchange Offer and retain all Private Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Private Notes (see "--Withdrawal of Tenders").

LIQUIDATED DAMAGES

  The Company has agreed pursuant to a registration rights agreement (the "Registration Rights Agreement") with the Initial Purchasers, for the benefit of the holders of the Private Notes, that the Company will, at its cost, (i) within 60 days after the Issue Date, file a registration statement (the "Exchange Offer Registration Statement") with the Securities and Exchange Commission (the "Commission") with respect to the Exchange Offer to exchange the Private Notes for Exchange Notes, which will have terms substantially identical in all material respects to the Private Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the Issue Date. Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer the Exchange Notes in exchange for surrender of the Notes. The Company will keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Private Notes. For each Private Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Private Note will receive an Exchange Note having a principal amount at maturity equal to that of the surrendered Private Note at maturity. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Private Note surrendered in exchange thereof or, if no interest has been paid on such Private Note, from the date interest begins to accrue on such Private Note. Under existing Commission interpretations, the Exchange Notes would be freely transferable by holders other than affiliates of the Company after the Exchange Offer without further registration under the Securities Act if the holder of the Exchange Notes acquires the Exchange Notes in the ordinary course of its business, has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes and is not an affiliate of the Company, as such terms are interpreted by the Commission; provided, however, that broker-dealers ("Participating Broker-Dealers") receiving Exchange Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such Exchange Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes.

  A holder of Private Notes (other than certain specified holders) who wishes to exchange such Private Notes for Exchange Notes in the Exchange Offer is required to represent that any Exchange Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes and that it is not an "affiliate" of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

  In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect such a Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the Issue Date, or if the Initial Purchasers so request with respect to Notes not eligible to be exchanged for Exchange Notes in the Exchange Offer, or if any holder of Private Notes is not eligible to participate in the Exchange Offer or does not receive freely tradable Exchange Notes in the Exchange Offer, the Company, will, at its cost, (a) as promptly as practicable, file a shelf registration statement (the "Shelf Registration Statement") with the Commission covering resales of the Private Notes or the Exchange Notes, as the case may be, (b) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) keep the Shelf Registration Statement effective until the earlier of (i) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144 and (ii) two years from the Issue Date. The Company will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Private Notes or the Exchange Note, as the case may be. A holder selling such Private Notes or Exchange Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification obligations).

  If (i) by April 27, 1998, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission; (ii) by August 24, 1998, neither the Registered Exchange Offer is consummated nor the Shelf Registration Statement is declared effective; or (iii) after either the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Private Notes or Exchange Notes in accordance with and during the periods specified in the Registration Rights Agreement (each such event referred to in clause (i) through (iii) being herein called a "Registration Default" and each period during which a Registration Default has occurred and is continuing, a "Registration Default Period"), additional cash interest will accrue on the Private Notes and the Exchange Notes at the rate of 0.25% per annum for the first 90 days of the Registration Default Period and at the rate of 0.50% per annum thereafter for the remaining portion of the Registration Default Period, calculated on the principal amount of the Notes as of the date on which such interest is payable. Such interest is payable in addition to any other interest payable from time to time with respect to the Notes.

  If the Company effects the Exchange Offer, it will be entitled to close the Exchange Offer 30 business days after the commencement thereof provided that it has accepted all Notes theretofore validly tendered in accordance with the terms of the Exchange Offer.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available upon request to the Company.

TERMINATION OF CERTAIN RIGHTS

  All rights under the Registration Rights Agreement (including registration rights) of holders of the Private Notes eligible to participate in the Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify such holders (including any broker-dealers) and certain parties related to such holders against certain liabilities (including liabilities under the Securities Act), (ii) to provide, upon the request of any holder of a transfer-restricted Private Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Private Notes pursuant to Rule 144A, (iii) use its best efforts to keep the Registration Statement effective and to amend and supplement the prospectus in order to permit the prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act for such period of time as such persons must comply with such requirement in order to resell the Exchange Notes and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period of not less than 180 days after the Expiration Date.

EXCHANGE AGENT

  The Bank of New York has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

   By Registered or Certified Mail or        By Facsimile (for Eligible
         Overnight Delivery:                    Institutions Only):
                                                  (212) 815-6339

         The Bank of New York
      Corporate Trust Operations             Confirm Receipt of Notice
      101 Barclay St.--Floor 7E        of Guaranteed Delivery by Telephone:
      New York, New York 10286                    (212) 815-4146


  Delivery of the Letter of Transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of such Letter of Transmittal.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $250,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees and printing costs, among others.

  The Company will pay all transfer taxes, if any, applicable to the exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURES TO EXCHANGE

  Participation in the Exchange Offer is voluntary. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

  The Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Private Notes may be resold only (i) to a person whom the seller reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

  For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange Private Notes in like principal amount, the terms of which are identical in all material respects to the Exchange Notes except that (i) the offering of the Exchange Notes has been registered under the Securities Act, (ii) the Exchange Notes are not subject to transfer restrictions and (iii) certain provisions relating to an increase in the stated interest rate on the Private Notes provided for under certain circumstances will be eliminated. The Private Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in a change in the indebtedness of the Company.

  The net proceeds from the Private Offering, which were approximately $97.9 million after deducting discounts, commissions and estimated fees and expenses incurred in connection therewith, were applied, in part, to repay approximately $81.5 million of indebtedness outstanding under the Bank Credit Facility. The remaining net proceeds (approximately $16.4 million) will be used for future acquisitions, working capital and other general corporate purposes. For a description of the indebtedness repaid with the proceeds of the Private Offering, see "Description of Certain Indebtedness."

                                CAPITALIZATION

  The following table sets forth the capitalization, including short-term borrowings, of the Company at December 31, 1997 and as adjusted to reflect the issuance of the Private Notes on February 25, 1998 and the use of the net proceeds therefrom.

                                                        AS OF DECEMBER 31, 1997
                                                       --------------------------
                                                          ACTUAL    AS ADJUSTED
                                                       ------------ -------------
                                                       (IN THOUSANDS, UNAUDITED)
Short-term borrowings and current portion of long-
 term debt...........................................  $     30,574 $     30,574
Long-term debt (excluding current portion):
  Bank Credit Facility...............................       175,352       93,832
  7% Senior Notes due 2008...........................           --       100,000
  Other..............................................        12,451       12,451
                                                       ------------ ------------
    Total debt.......................................       218,377      236,857
Total stockholders' equity...........................       300,033      300,033
                                                       ------------ ------------
Total capitalization including short-term borrowings.  $    518,410 $    536,890
                                                       ============ ============

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data for the Company as of and for the five years ended December 31, 1997. The summary financial data have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    YEARS ENDED DECEMBER 31,
                          --------------------------------------------------
                            1997     1996         1995      1994      1993
                          -------- --------     --------  --------  --------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................. $525,231 $341,431     $190,015  $192,175  $183,340
Cost of sales............  362,251  243,854      138,367   140,462   137,188
Gross profit.............  162,980   97,577       51,648    51,713    46,152
Selling, general and
 administrative expense..   51,475   35,662       20,732    21,511    26,773
Research and engineering
 costs...................   10,580    6,595        3,456     3,154     3,678
Write-off of assets and
 restructure costs.......      --    76,601          --        --     13,256
                          -------- --------     --------  --------  --------
Operating profit (loss)..  100,925  (21,281)(1)   27,460    27,048     2,445(1)
Interest expense.........   14,456   13,414       12,328    12,190    10,595
Other (income) expense,
 net.....................    1,520      293          (73)      569     2,657
                          -------- --------     --------  --------  --------
Income (loss) before
 income taxes and
 extraordinary loss......   84,949  (34,988)      15,205    14,289   (10,807)
Provision (benefit) for
 income taxes............   31,845    8,238        6,386     6,001    (2,445)
                          -------- --------     --------  --------  --------
Income (loss) before
 extraordinary loss......   53,104  (43,226)       8,819     8,288    (8,362)
Extraordinary loss, net
 of income tax...........       --   (6,373)         --       (764)   (4,497)
                          -------- --------     --------  --------  --------
Net income (loss)........   53,104  (49,599)       8,819     7,524   (12,859)
Dividends applicable to
 redeemable preferred
 stock...................      --       --           700       700       700
                          -------- --------     --------  --------  --------
Net income (loss)
 applicable to common
 stock................... $ 53,104 $(49,599)    $  8,119  $  6,824  $(13,559)
                          ======== ========     ========  ========  ========
Earnings (loss) per
 common share............ $   1.22 $  (1.35)    $    .44  $    .37  $   (.74)
                          ======== ========     ========  ========  ========
Earnings (loss) per
 common share assuming
 dilution................ $   1.14 $  (1.35)    $    .44  $    .37  $   (.74)
                          ======== ========     ========  ========  ========
OTHER DATA:
EBITDA(2)................ $125,515 $ 72,633     $ 42,570  $ 40,859  $ 27,262
Ratio of EBITDA to
 interest expense(3).....     8.7x     5.4x         3.5x      3.4x      2.6x
Ratio of earnings to
 fixed charges(4)........     6.8x     3.9x         2.2x      2.1x      1.2x
Depreciation and
 amortization............ $ 26,110 $ 17,606     $ 15,037  $ 14,380  $ 14,218
Capital expenditures..... $ 35,190 $ 18,681     $  7,645  $  7,549  $ 14,640
BALANCE SHEET DATA (END
 OF PERIOD):
Working capital.......... $ 81,294 $ 74,393     $ 44,623  $ 35,926  $  5,279
Total assets.............  686,167  505,165      306,679   317,027   310,108
Total debt...............  218,377  184,743      111,617   123,851   101,489
Preferred stock..........      --       --        10,175    10,175    10,175
Common stockholders'
 equity..................  300,033  218,902      121,441   113,424   105,256

--------
(1) The 1996 operating loss includes $63.1 million of charges for the write-off of certain assets, $11.3 million of Drexel transaction costs, and $2.2 million of charges for the write-off of Italian operations. Excluding these costs, operating profit in 1996 was $55.3 million. The 1993 operating profit includes restructuring charges of $13.3 million. Excluding these costs, operating profit in 1993 was $15.7 million.
(2) "EBITDA" means earnings before interest, taxes, depreciation, amortization, restructuring charges, write-off of long-lived assets, Drexel transaction costs, write-off of Italian operations and extraordinary items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt.
(3) Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Company's current ability to meet its interest costs.
(4)  For the purpose of this calculation, "earnings" consist of net income
     (loss) before income taxes, write-off of long-lived assets, Drexel transaction costs, write-off of Italian operations, restructuring charges, extraordinary items, and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon. Earnings were insufficient to cover fixed charges by $35.0 million in 1996 if the write-off of long-lived assets, Drexel transaction costs, and the write-off of Italian operations is included in earnings. Earnings were insufficient to cover fixed charges by $10.8 million in 1993 if restructuring charges are included in 1993 earnings.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's historical financial statements included elsewhere in this Prospectus.

GENERAL

 Drexel Merger and Other Significant Events

  The Company completed the Drexel Merger on April 24, 1996. The Drexel Merger represented the combination of the largest provider of oilfield-related inspection and coating services in the world with the world's leading provider of solids control equipment and services to the oil and natural gas industry and coiled tubing units and related pressure control equipment to oilfield service companies.

  The Drexel Merger, together with seven subsequent strategic acquisitions completed during 1996 and eleven additional strategic acquisitions completed during 1997, have significantly impacted the operating results, financial condition, liquidity, and direction of the Company. Excluding the Drexel Merger, the total consideration for the 1997 and 1996 acquisitions was $134.6 million consisting of net cash of $80.1 million, notes payable of $12.4 million, equity of $23.9 million, and accrued payments of $18.2 million.

  The Company's strategic acquisitions following the Drexel Merger have accomplished the following goals:

  . Provided the Company with a leading solids control equipment and services market position in Canada with its acquisitions of Wadeco Oilfield Services Ltd. ("Wadeco") and Polar Oilfield Services in 1996 and its acquisitions of Fisher Fluids Processing Inc. and the operating assets of Blackfire Oil Inc. in 1997.

  . Established the Company as a leading provider of solids control equipment and services on the Louisiana Gulf Coast with its acquisition of Gauthier Brothers Rentals, Inc. ("Gauthier Brothers") in 1996, and expanded the Company's solids control product offerings with its acquisitions of the solids control division of Nu-Tec, Inc., WMCO Instruments, Inc. and WMCO Equipment Inc. in 1997.

  . Increased the Company's solids control sales and market share in Venezuela with its acquisition of substantially all the assets of Western Service and Supply, S.A.

  . Increased the Company's worldwide pipeline inspection market share and achieved consolidation cost benefits and integrated technologies with its acquisition of Vetco Pipeline Services, Inc. ("Vetco Pipeline") in 1996.

  . Increased the Company's manufacturing capabilities and further strengthened the Company's presence in the growing market for coiled tubing and wireline pressure control products with its acquisition of S.S.R. (International) Ltd. and Pressure Control Engineering Ltd. in 1996 and its acquisition of Tulsa Equipment Manufacturing Company, a manufacturer of pressure pumping equipment, in 1997.

  . Established the Company as a leading manufacturer of high pressure fiber glass tubulars used in oil field applications through its acquisition of Fiber Glass Systems, Inc. ("FGS") in 1997.

  . Expanded the Company's tubular services product offerings through the acquisitions of Gator Hawk, Inc., a leading provider of external hydrostatic pressure testing of tubular connections; Cut-Rite Tubular Services Ltd., a provider of inspection, repair and cleaning services in Canada; and the tubular inspection division of Pro Serv AS, a provider of inspection services in Norway.

  . Increased the Company's solids control centrifuge manufacturing and refurbishment capabilities with its acquisition of SouthWest Centrifuge, Inc.

  . Enhanced the Company's solids control product line and entered the liner hanger market in the North Sea with its acquisition of the Enaco Plc companies ("ENACO") and certain operating assets owned by ENACO's shareholders.

  In addition to these acquisitions, the Company took the following actions in 1997 and 1996 to improve its overall profitability, financial condition, and liquidity:

  . In connection with the Drexel Merger, the Company raised net equity of $29.1 million by executing the sale of 4.2 million shares of its Common Stock and warrants to purchase 2.533 million shares of Common Stock at $10 per share to a partnership affiliated with SCF Partners, LP. In addition, the Company converted 100,000 shares of Series A Convertible Preferred Stock into 1.5 million shares of Common Stock and warrants to purchase 1.25 million shares of Common Stock at an exercise price of $10 per share.

  . The Company completed the consolidation of its solids control manufacturing operations to help improve profitability and efficiencies. In addition, the operating facilities of the Company and Drexel were consolidated in Texas, California, Argentina, Scotland, Colombia, and Singapore. Also, corporate overhead functions were consolidated in Houston, and the eastern hemisphere headquarters were consolidated in Aberdeen, Scotland.

  . The Company consolidated the operations of recently acquired Vetco Pipeline with its existing pipeline services operations.

  . The Company shut down or sold operations which were performing at less than satisfactory levels, including its U.S. tank inspection operation, and its oilfield inspection operations in Japan and Italy.

  . The Company established a solids control market presence in Argentina and began screen manufacturing operations in Trinidad and Canada.

  . The Company achieved significant technological advances in several products, including the delivery of five coiled tubing drilling units, the successful installation and operation of two Truscope(R) units (full body rotary ultrasonic inspection system) at major oil country tubular manufacturing facilities, and the commercial introduction of TruRes(R) unit (high-resolution pipeline inspection).

  . In August 1996, the Company refinanced the Bank Credit Facility. The new agreement included a $130 million term loan facility, a $100 million revolving credit facility, and a $5 million swingline facility. The new facility has been used to retire debt outstanding under the previous senior credit agreement and the $75 million 10 3/4% Senior Subordinated Notes (the "10 3/4% Notes"), and to finance growth and acquisitions. At December 31, 1997, the Company had $16.5 million available for borrowing under its revolving credit facility.

  . The Company consolidated its U.S. solids control manufacturing of centrifuges and screens into their own manufacturing locations to provide an increased focus on their processes.

  . The Company expanded its fleet of pipeline inspection equipment and increased the high resolution market penetration with the introduction of TR1000(TM) tools.

 Operating Environment Overview and Pro Forma Discussion

  The Company's results depend, in large part, on the level of worldwide oil and gas drilling and production activity, the price of oil and gas, and worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

                                                            1997*  1996*  1995*
                                                            ------ ------ ------
   Rig Activity:
    U.S...................................................     943    779    723
    Canada................................................     374    271    231
    International.........................................     810    805    757
                                                            ------ ------ ------
    Worldwide.............................................   2,127  1,855  1,711
                                                            ====== ====== ======
   U.S. Workover Rig Activity.............................   1,422  1,334  1,277
                                                            ====== ====== ======
   West Texas Intermediate Crude (per barrel).............  $20.70 $22.01 $18.46
                                                            ====== ====== ======
   Natural Gas Prices $/mbtu (per mbtu)...................  $ 2.40 $ 2.41 $ 1.47
                                                            ====== ====== ======

--------
* Averages for the years indicated. The source for rig activity information was Baker Hughes Incorporated ("BHI"), and the source for oil and gas prices was Spears and Associates.

  Worldwide drilling and U.S. workover activity improved during 1997. U.S., Canada, and international rig activity in 1997 increased 21%, 38%, and 1% over 1996 levels, while U.S. workover activity in 1997 was up 7% from 1996 levels. The price for West Texas Intermediate Crude declined 6% in 1997 compared to 1996, and 1997 natural gas prices were down slightly from 1996 levels. The overall improvement in market conditions created strong demand for the Company's products and services which, together with the 1997 and 1996 initiatives discussed above, resulted in improved operating results as shown in the Company's following actual and pro forma (giving effect to all 1996 and 1997 acquisitions) financial statements (in thousands, except per share amounts):

                                       1997              1996            1995
                                 ----------------- ------------------  --------
                                   PRO               PRO
                                 FORMA(1)  ACTUAL  FORMA(1)   ACTUAL    ACTUAL
                                 -------- -------- --------  --------  --------
Revenue......................... $559,213 $525,231 $479,458  $341,431  $190,015
Net Income Before Write-off of
 Assets, Merger Costs, and
 Extraordinary Charges.......... $ 55,145 $ 53,104 $ 32,244  $ 25,384  $  8,819
Net Income (Loss)............... $ 55,145 $ 53,104 $(42,731) $(49,599) $  8,819
Dilutive earnings Per Share
 Before Write-off of Assets,
 Merger Costs, and Extraordinary
 Charges........................ $   1.17 $   1.14 $   0.72  $   0.69  $   0.44
Dilutive earnings (Loss) Per
 Share.......................... $   1.17 $   1.14 $  (0.96) $  (1.35) $   0.44

--------
(1) Pro forma information is unaudited and is presented as if the 1997 and 1996 acquisitions were made as of January 1, 1996. Such information should not be considered indicative of actual results that would have been achieved if the 1997 and 1996 acquisitions had been consummated on January 1, 1996.

  The $79.8 million (17%) increase in pro forma revenue for 1997 over 1996 was due to several factors including: improved overall market conditions as discussed above; a significant growth in Latin American revenue and in revenue from solids control and pipeline operations; greater revenue from the Company's coiled tubing/pressure control products; and an increase in worldwide coating sales.

  The pro forma 1997 net income (before write-off of assets, merger costs, and extraordinary item) of $55.1 million was $22.9 million higher than the comparable amount in 1996 of $32.2 million. This increase was due to revenue growth from greater activity levels as discussed in the results of operations.

  Subsequent to December 31, 1997, the average price of oil and gas has declined. This change in price has been caused by various concerns, including rising reported world oil inventories, the financial crisis in Asia, an increase in official production quotas, concerns that increased Iraq production might soon reenter the world market, and temperate weather conditions. Although oil prices have declined, the U.S. rig count (as reported by BHI) at January 23, 1998 was 996, up 6% over the average rig count for 1997. At the date of this Prospectus, the Company was not aware of any material spending cut-backs of its major customers, although lower oil prices for a prolonged period could result in some spending reductions, which could have a material adverse effect on the Company.

  During 1997 the Company generated approximately $31.8 million, or 6%, of its total revenue from Singapore, Malaysia, Indonesia, Thailand, Vietnam, Australia, Japan, and Korea. Most of the Company's customers in these countries are large, multinational oil companies with limited direct exposure to the current economic climate in Southeast Asia, and a significant portion of the Company's contracts are denominated in U.S. dollars. Management does not believe that the economic downturn in Southeast Asia will have a material direct adverse impact on the business of the Company, except to the extent that reduced hydrocarbon demand in the area may contribute to lower oil and gas prices and reduced oil and gas activity worldwide.

 1996 Write-off of Assets, Drexel Transaction Costs, and Extraordinary Charges

  During 1996 the Company incurred the following write-off of assets, Drexel transaction costs, and extraordinary charges:

  . During the first quarter of 1996, the Company recorded a write-off of long-lived assets of $63.1 million. The write-off was due to the adoption of SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel Merger.

  . During the second quarter of 1996, the Company recorded $11.3 million of transaction costs associated with the Drexel Merger. Severance payments to former executive officers of the Company represented $6.5 million of the transaction costs. The remaining costs related mainly to the consolidation of eastern hemisphere headquarters and consolidation costs associated with personnel and facilities.

  . During the fourth quarter of 1996, the Company decided to close its direct Italian operation, resulting in a write-off of assets of $2.2 million.

  . During the fourth quarter of 1996, the Company recorded an after-tax extraordinary charge of $6.4 million related to the early retirement of its outstanding 10 3/4% Notes.

RESULTS OF OPERATIONS

 Year Ended December 31, 1997 vs Year Ended December 31, 1996

  Revenue. Revenue for the year ended December 31, 1997 was $525.2 million, an increase of $183.8 million, or 54%, over the $341.4 million of revenue in 1996. On a pro forma basis giving effect to only the Drexel acquisition, 1997 revenue was up $148.5 million, or 39%, over 1996 revenue. This increase was due to greater activity during 1997, the 1997 acquisitions and the full year effect of the 1996 acquisitions. Increases in internal growth revenue accounted for $78.1 million, or 53% of the $148.5 million increase in pro forma revenue, while the 1997 and 1996 acquisitions (excluding the Drexel Merger) increased pro forma revenue by $70.4 million, or 47%.

  Tubular Services, comprised of Inspection, Coating and Mill Systems and Sales, generated revenue of $225.0 million in 1997, an increase of $51.2 million, or 29%, over 1996 revenue of $173.8 million. Inspection operations grew 9.7% over the 1996 levels due primarily to the acquisitions of Gator Hawk, Cut-Rite and the tubular inspection division of Pro Serv AS, and to an increase in North American revenue, which resulted, in part, from a 25% increase in the average North American rig count. Tubular coating and corrosion control revenue in 1997 increased 60% from 1996 levels due mainly to the acquisition in March 1997 of FGS and a 31% increase in North American revenue as a result of higher activity levels. Mill Systems and Sales revenue was higher due to the sale of high speed ultrasonic equipment in the U.S. and the sale of equipment into the CIS during 1997.

  Solids Control Products and Services revenue was $155.4 million in 1997, an increase of $78.1 million, or 101%, over 1996 revenue of $77.3 million. The Drexel Merger added the rental and sale of solids control products to the Company's operations. The 1996 and 1997 acquisitions (excluding the Drexel Merger) accounted for a $24.0 million increase in solids control rental revenue. U.S. solids control rental operations increased 147% primarily due to the acquisition of Gauthier Brothers and growth in the Gulf Coast market. Canadian rental revenue grew 139% due primarily to the Wadeco acquisition in 1996, the acquisition of Fisher Fluids in August 1997, the acquisition of the operating assets of Blackfire Oil, Inc. in September 1997 and general market growth as represented by the 38% increase in the Canadian average rig count in 1997. Latin American rental revenue increased 83% in 1997 over 1996 due primarily to the Company's operations in Venezuela, Mexico, and Colombia. Further growth in rental revenue occurred in Europe with the acquisition of ENACO and an increase in general activity. Solids control equipment sales in 1997 increased 69% over 1996 levels due primarily to increased U.S. and Latin American sales.

  Coiled Tubing and Pressure Control Products revenue was $83.4 million in 1997, an increase of $36.4 million, or 77%, over 1996 revenue of $47.0 million. This increase was due to (i) the full year impact of the Drexel Merger, (ii) the 1997 acquisitions and the full year impact of the 1996 acquisitions (excluding the Drexel Merger), which collectively accounted for $13.7 million of the increase in revenue, and (iii) the growth in the sale of coiled tubing units and coiled tubing blowout preventors.

  Pipeline and Other Industrial Services revenue was $61.4 million, an increase of $18.1 million, or 42%, over 1996 revenue of $43.4 million. Pipeline revenue grew $14.1 million due to strong growth in the North American and Latin American markets, the acquisition of Vetco Pipeline and the successful introduction of "Tru Res" (high resolution pipeline inspection unit). In addition, Industrial Services increased $5.3 million over 1996 levels primarily due to improving operations in the Middle East.

  Gross Profit. Gross profit was $163.0 million, an increase of $65.4 million, or 67%, over 1996 profits of $97.6 million. This increase was primarily due to the Drexel Merger, the 1997 and 1996 acquisitions, and the growth in revenue discussed above.

  Selling, General, and Administrative Costs. Selling, general and administrative costs were $51.5 million in 1997, an increase of $15.8 million over 1996 costs of $35.7 million. This increase was due primarily to increased costs associated with the 1997 acquisitions and the full year effect of 1996 acquisitions.

  Research and Engineering Costs. 1997 research and engineering costs were $10.6 million, an increase of $4.0 million over the 1996 costs of $6.6 million. The majority of these costs were related to solids control innovations associated with screens, shakers, and centrifuges, the Company's "Tru Res(R)" high resolution pipeline tools, and continuing efforts related to product and service development in Tubular Services and Coiled Tubing technology. The increase in costs was due primarily to research and engineering projects associated with Drexel operations and the various acquisitions in 1997 and 1996, and the Company's efforts to increase its technological development.

  Write-off of Long-Lived Assets. The first quarter 1996 write-off of long-lived assets of $63.1 million included (i) a writedown of $50.8 million associated with the Company's adoption of SFAS No. 121 and (ii) a decision by management to sell certain assets following the Drexel Merger, which resulted in additional write-downs of approximately $12.3 million.

  Drexel Transaction Costs. The $11.3 million of Drexel transaction costs incurred in 1996 included executive severance costs of $6.5 million associated with former officers of the Company and consolidation costs of $4.8 million related to Tuboscope personnel and facilities. The consolidation costs were related mainly to the consolidation of overhead facilities and personnel in Europe and the consolidation of certain operating locations in North America.

  Write-off of Italian Operations. The $2.2 million write-off of Italian operations was due to a decision by the Company in December 1996 to exit direct operations of its inspection business in Italy. In November 1996, the Italian operations were placed in liquidation, and in February 1997 the operations were officially shut down. The Italian operations contributed approximately $2.5 million of revenue in 1996 with break-even profit results.

  Operating Profit (Loss). Operating profit was $100.9 million, an increase of $45.6 million, or 82%, over 1996 profit of $55.3 million (excluding write-off of long-lived assets, Drexel transaction costs, and the write-off of Italian operations, as discussed above). Including these charges, operating profits for 1997 were $100.9 million compared to a 1996 operating loss of $21.3 million. This improvement in operating profit was due to the increase in operations related to increased activity levels and market share gains, consolidation savings, minor price increases, and the effect of the 1997 acquisitions and the full year results of the 1996 acquisitions.

  Interest Expense. Interest expense was $14.5 million, an increase of $1.0 million over 1996 interest expense of $13.4 million. This increase was due to an increase in debt resulting primarily from the 1996 and 1997 acquisitions. The increase was partially offset by a lower effective interest rate resulting from the Company's retirement in the fourth quarter of 1996 of its 10 3/4% Notes from proceeds of the Company's Bank Credit Facility. In addition, the Company entered into four interest rate swap transactions in 1996 which effectively hedged $90 million of the Company's variable interest rate debt. Also in May 1997, the Company purchased a $40 million interest rate collar agreement which provides protection if interest rates rise above 7.77%.

  Other Expense (Income). Other expense, which includes interest income, foreign exchange, minority interest and other expense (net), resulted in a net expense of $1.5 million, an increase of $1.2 million from 1996 net expense of $.3 million. This increase was primarily related to a slight foreign exchange expense in 1997 as compared to foreign exchange gains in 1996.

  Provision for Income Taxes. The Company's effective tax rate for 1997 was 37.5%. This rate is higher than the domestic rate of 35% due to charges not allowed under domestic and foreign jurisdictions related to goodwill amortization and foreign earnings subject to tax rates differing from domestic rates.

  Net Income (Loss). Net income was $53.1 million in 1997, an improvement over the 1996 net loss of $49.6 million. This improvement was due to the factors discussed above.

 Year Ended December 31, 1996 vs Year Ended December 31, 1995

  Revenue. Revenue was $341.4 million for the fiscal year ended December 31, 1996, an increase of $151.4 million over 1995 results. The increase was primarily related to the seven acquisitions the Company completed during 1996. The Drexel Merger, which was completed April 1, 1996, accounted for $107.5 million of the increase.

  Revenue from the Company's Tubular Services, comprised of Inspection, Coating, and Mill Systems and Sales, was approximately $173.8 million in 1996, an increase of $20.1 million, or 13.1%, over 1995 results. Inspection revenue increased in 1996 due to an increase in Latin American inspection operations, which benefitted from the acquisition of an Argentina operation in September 1995 and a large contract in Colombia awarded in the fourth quarter of 1995. In addition, Europe and North America Inspection operations increased as rig activity increased slightly in both areas. Coating revenue also increased as a result of improved volume at all of the Company's North America Coating plants and stronger operations at the Scotland and Singapore Coating plants. Mill Systems and Sales revenue was down due to lower international Mill equipment sales.

  The Drexel Merger added the rental and sale of Solids Control equipment to the Company's operations. In addition, the Company completed the acquisition of Wadeco effective May 1, 1996. Solids Control operations, which includes the rental and sale of equipment used in the removal of rock cuttings and other solid contaminants from the fluids used in drilling operations, earned revenue of $77.3 million since the effective date of the Drexel Merger and the effective dates of other Solids Control acquisitions made in 1996. On a pro forma basis, Solids Control revenue was up $13.0 million in 1996 over 1995 due to increased activity in Latin America, specifically Venezuela and Argentina, and greater revenue from North America rental operations.

  Coiled Tubing and Pressure Control Products, which were also acquired as part of the Drexel Merger, contributed revenue of $47.0 million since the effective date of the Drexel Merger and the acquisition of S.S.R. (International) Ltd. and Pressure Control Engineering (SSR/PCE), in September 1996. Coiled Tubing Products included the sale of coiled tubing units, wireline units, downhole tools and blowout preventors used in oilfield workover, drilling and production operations. On a pro forma basis, Coiled Tubing and Pressure Control Products revenue was up $10.5 million, due mainly to an increase in Coiled Tubing sales in the North Sea and Norway, and the sale of coiled tubing drilling units.

  Pipeline and Other Industrial Services revenue was $43.4 million in 1996, an increase of $7.0 million over 1995 results. The improvement was primarily in international pipeline operations as a result of greater revenue in Saudi Arabia, Nigeria, and Argentina, and revenue from Vetco Pipeline, which was acquired in September 1996. These results were offset to some extent by lower Industrial Inspection revenue in the Middle East and the sale of the Company's CTI Tank Inspection operation.

  Gross Profit. Gross profit was approximately $97.6 million (28.6% of revenue) for 1996, compared to $51.6 million (27.2% of revenue) for 1995. Drexel and Wadeco operations accounted for the majority of the 1996 improvement ($37.8 million of $46.0 million). Improved gross profit percentages for 1996 benefited from greater revenue in high profit margin product lines, including Pipeline, Coating, and Solids Control, and from lower depreciation and amortization expense associated with the write-off of long-lived assets in the first quarter of 1996.

  Selling, General, and Administrative Costs. Selling, general, and administrative costs were $35.7 million in 1996, compared to $20.7 million in 1995. The $15.0 million increase was due primarily to $16.3 million of overhead costs associated with the operations of Drexel, Wadeco, SSR/PCE, and Vetco Pipeline since the effective dates of their acquisitions.

  Research and Engineering Costs. Research and engineering costs were $6.6 million in 1996, compared to $3.5 million in 1995. The increase was primarily due to engineering costs associated with Drexel operations, which were $2.7 million since the effective date of the acquisition. Other increases were due primarily to costs associated with the Company's TruRes(R) "High Resolution" pipeline tools.

  Write-off of Long-Lived Assets. The first quarter 1996 write-off of long-lived assets of $63.1 million included a writedown of $50.8 million associated with the Company's adoption of SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel Merger, which resulted in additional write-downs of approximately $12.3 million. See additional discussions in Note 2 of the Consolidated Financial Statements.

  Drexel Transaction Costs. The $11.3 million of Drexel transaction costs incurred in 1996 included executive severance costs of $6.5 million associated with former officers of the Company and consolidation costs of $4.8 million related to Tuboscope personnel and facilities. The consolidation costs were related mainly to the consolidation of overhead facilities and personnel in Europe and the consolidation of certain operating locations in North America.

  Write-off of Italian operations. The $2.2 million write-off of Italian operations was due to a decision by the Company in December 1996 to exit direct operations of its inspection business in Italy. In November 1996, the Italian operations were placed in liquidation, and in February 1997 the operations were officially closed. The Italian operations contributed approximately $2.5 million of revenue in 1996 with break-even profit results.

  Operating Profit (Loss). Operating loss was $21.3 million for 1996 compared to operating profit of $27.5 million in 1995. The operating loss was due to the write-off of long-lived assets, Drexel transaction costs, and the write-off of Italian operations, as discussed above. Excluding these charges, operating profit would have been $55.3 million in 1996, an increase of $27.8 million over 1995 results. The improvement was mainly due to the operating profit contributed by the Drexel operations since the merger date. In addition, the acquisitions of Wadeco, SSR/PCE, and Vetco Pipeline also contributed to the increase in operating profit, as well as stronger operations from Coating, Pipeline, and Latin American Inspection operations and the decrease in depreciation and amortization expense resulting from the first quarter 1996 write-off of long-lived assets.

  Interest Expense. Interest expense was $13.4 million in 1996, a $1.1 million increase over 1995. The increase was due to greater outstanding debt balances as a result of the acquisitions, offset to some extent by lower effective interest rates on outstanding debt balances.

  Other Expense (Income). Other expense (income), which includes interest income, foreign exchange, amortization of debt financing cost, minority interest, and other expense (income) resulted in a net gain of $293,000 in 1996, compared to a net gain of $73,000 in 1995. The 1996 gain was due to foreign exchange gains recognized primarily in the U.K. related to an increase in the pound sterling compared to the U.S. dollar.

  Provision (Benefit) for Income Taxes. The Company reported a provision of $8.2 million on a pre-tax loss of $35 million. The provision is primarily a result of charges not allowable under domestic and foreign jurisdictions related to the long-lived assets and Drexel transaction costs, goodwill amortization and foreign earnings subject to tax at rates differing from the domestic rate.

  The Company has, as of December 31, 1996, gross deferred tax assets of $10.2 million, which includes $3.3 million attributable to domestic and foreign net operating loss carryovers. The Company has recorded a valuation allowance of $1.2 million against these deferred tax assets. The Company believes that sufficient sources of taxable income will occur in future periods so that the net deferred tax assets will be realized.

  Extraordinary Loss, Net of Income Tax Benefit. In the fourth quarter of 1996, the Company retired its outstanding $75 million 10% Notes with the proceeds from its Bank Credit Facility. The early retirement of the 10% Notes resulted in an extraordinary loss of $6.4 million (net of income tax benefits of $3.4 million).

  Net Income (Loss). Net loss was $49.6 million for 1996, compared to net income of $8.8 million in 1995, due to the factors discussed above.

FINANCIAL CONDITION AND LIQUIDITY

  For the twelve months ended December 31, 1997, the Company generated $46.3 million of cash from operations as compared to $10.6 million in 1996. Excluding changes in working capital accounts and other liabilities, cash provided by operating activities was $89.9 million in 1997 compared to $29.1 million in 1996. The 1996 results included the transaction costs associated with the Drexel Merger and an extraordinary loss due to the early retirement of the 10% Notes. The Company's principal uses of cash generated from operations were for capital expenditures, acquisitions, and debt payments. At December 31, 1997, working capital was $81.3 million, an increase of $6.9 million from December 31, 1996. This increase was due primarily to the 1997 acquisitions, larger manufacturing operations, and a greater revenue base. Accounts receivable increased $48.0 million as a result of the 1997 acquisitions and internal revenue growth. Total days sales outstanding based on trade accounts receivable was 82.7 days and 82.3 days at December 31, 1997 and 1996, respectively. Inventory was up $31.1 million due to increased manufacturing at the Company's Conroe, Ft. Worth, Houston and UK facilities to meet the industry demand for the Company's products, coupled with inventories associated with 1997 acquisitions. Accounts payable and accrued liabilities increased mainly as a result of 1997 acquisitions and an increase in trade payables due to the growth in operations. The current portion of long-term debt increased due to the terms of the Bank Credit Facility and debt associated with 1997 acquisitions.

  For the twelve months ended December 31, 1997, cash flows used for investing activities were $73.0 million compared to $60.5 million in 1996. During 1997, cash flows used for investing activities included $35.2 million of capital spending and $36.9 million for 1997 acquisitions. Capital expenditures for 1997 were concentrated primarily in the fast growing Latin American, Canadian, and Gulf Coast markets for solids control, oilfield inspection equipment and pipeline operations. The Company anticipates that it will continue to invest in its products and expects to fund its capital expenditure requirements in 1998 principally from cash generated from operations and its revolving credit line.

  For the twelve months ended December 31, 1997, net cash generated from financing activities was $29.0 million, compared to $50.5 million in 1996. The 1997 cash generated from financing activities was principally from net borrowings under the Company's Bank Credit Facility and net proceeds from the sale of the Company's Common Stock.

  Current and long-term debt was $218.4 million at December 31, 1997, an increase of $33.6 million compared to December 31, 1996. This increase was due mainly to borrowings on the revolving credit facility and debt assumed in the 1996 and 1997 acquisitions. The Company's outstanding debt at December 31, 1997 consisted of $115.3 million of term loans due under the Company's Bank Credit Facility, $79.0 million due under the Company's revolving credit facility, $5.0 million of convertible notes related to the acquisition of Gauthier Brothers, $4.2 million of debt assumed in the FGS acquisition, $2.5 million due under the Company's swingline facility, and other debt of $12.4 million.

  The Company had $16.5 million available for borrowing at December 31, 1997 under a $100 million revolving credit facility and $1.3 million available under its $5 million swingline facility, subject to certain financial covenants which limit total borrowing availability. Approximately $4.5 million of the revolving credit facility was used for outstanding letters of credit.

  The Company's Bank Credit Facility restricts the Company from paying dividends on its capital stock unless the total funded debt to capital ratio is less than 40%. The Company's total funded debt to capital ratio (calculated as defined under the agreement) was 42.5% at December 31, 1997, 4.3 percentage points lower than the December 31, 1996 ratio.

YEAR 2000

  The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The

Year 2000 problem is a result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted.

PENDING ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) which establishes standards for the way that public companies report information about operating segments in both annual and interim financial statements. SFAS No. 131 also establishes standards for disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 retroactively in 1998. The adoption of SFAS No. 131 will not affect the Company's results of operations or financial position, but will increase the Company's disclosure of segment information.

  In June 1997, the FASB also issued SFAS No. 130, "Reporting Comprehensive Income" which establishes new rules for the reporting and display of comprehensive income. Adoption of SFAS No. 130 will have no impact on the Company's net income or financial position. SFAS No. 130 would require the Company's foreign currency translation adjustments, which are currently reported in stockholders' equity, to be added to net income to determine total comprehensive income. Disclosure of total comprehensive income is also required.

                                   BUSINESS

GENERAL

  The Company is a supplier of technical services and highly-engineered products to the oil and gas drilling, completion, production, and transmission industries worldwide.

  The Company operates through four main product lines in the oil and gas industry segment. The product lines are: (i) Tubular Services; (ii) Solids Control Products & Services; (iii) Coiled Tubing & Pressure Control Products; and (iv) Pipeline & Other Industrial Services. Tubular Services consists of the provision of internal coating products and services, inspection and quality assurance services for tubular goods (such as drill pipe, tubing, line pipe, and casing), and fiberglass tubulars (tubing, casing, and line pipe), used primarily in oil and gas operations. Additionally, Tubular Services includes the sale and leasing of proprietary equipment used to inspect tubular products at steel mills. Solids Control Products & Services consists of the sale and rental of technical equipment used in, and the provision of services related to, the separation of drill cuttings (solids) from fluids used in oil and gas drilling processes. Coiled Tubing & Pressure Control Products consists of the sale of highly-engineered coiled tubing, pressure control, pressure pumping, wireline, and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. Pipeline & Other Industrial Services consists primarily of the provision of technical inspection services and quality assurance for in-service pipelines used to transport oil and gas. Additionally, this product line includes a wide variety of technical industrial inspection, monitoring, and quality assurance services provided by the Company for the construction, operation, and maintenance of major projects in energy-related industries.

  The Company is a successor to one of the first companies to provide tubular inspection services to the oil and gas industry, which commenced operations in 1937. The Company has since grown through a series of mergers and acquisitions which have added product lines. The Company entered the Solids Control Products & Services and the Coiled Tubing & Pressure Control Products businesses on April 24, 1996, when it completed its merger with Drexel, the largest provider of solids control services and coiled tubing equipment worldwide.

 Tubular Services

  Tubular Services is the Company's largest business line. It generated approximately 43%, 51%, and 81% of the Company's revenue for the years ended December 31, 1997, 1996 and 1995, respectively. The Tubular Services business generated approximately $225 million in revenue for the year ended December 31, 1997. The Company's Tubular Services operates in the oilfield tubular markets of 54 countries, in North America, Latin America, Europe, Africa, the Middle East, and the Far East. The Company provides tubular inspection services at drilling and workover rig locations, at pipe yards owned by its customers, at steel mills manufacturing tubular goods, and at facilities which it owns. The Company provides for the internal coating of tubular goods at ten plants worldwide and through licensees in certain locations. The Company entered the fiberglass tubular market on March 7, 1997, with its acquisition of Fiber Glass Systems, Inc. ("Fiber Glass Systems"), which manufactures fiberglass tubulars at plants in San Antonio, Texas and Big Spring, Texas.

  Demand for Tubular Services products depends upon the activity level of drilling, well remediation, and flowline installation operation activity in the oil and gas industry. The Company's customers rely on tubular inspection services to avoid failure of in-service tubing, casing, flowlines, and drillpipe. Such tubular failures are expensive and in some cases catastrophic. The Company's customers rely on internal coatings of tubular goods to prolong the useful lives of tubulars and to increase the volumetric throughput of in-service tubular goods. The Company's customers sometimes use their fiberglass tubulars in lieu of conventional steel tubulars, due to the corrosion resistant properties of fiberglass. Tubular inspection and coating services, and fiberglass tubulars, are used most frequently in operations in high-temperature, deep, corrosive oil and gas environments. In selecting a provider of tubular inspection and tubular coating services, oil and gas operators consider such factors as reputation, experience, technology of products offered, reliability and price. The Company believes it is the largest provider of tubular inspection and the largest provider of internal tubular coating services worldwide. The Company believes it is the second largest provider of fiberglass tubulars to oilfield applications worldwide.

  Tubular Corrosion Control. The Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote(R) coatings, to new and used tubulars. Tubular coatings help prevent corrosion of tubulars by providing a tough plastic shield to isolate steel from corrosive oilfield fluids such as CO\\2\\, H\\2\\S and brine. Delaying or preventing corrosion extends the life of existing tubulars, reduces the frequency of well remediation and reduces expensive interruptions in service and production for oil and gas producers. In addition, coatings are designed to increase the fluid flow through tubulars by decreasing or eliminating paraffin and scale buildup, which can reduce or block oil flow in producing wells. The smooth inner surfaces of coated tubulars often increase the fluid through-put on certain high-rate oil and gas wells.

  The Company has a long history of introducing new coating products custom-engineered to address increasingly corrosive environments encountered in oil and gas drilling and production operations. The Company's reputation for supplying quality internal coatings is an important factor in its business, since the failure of coatings can lead to expensive production delays and premature tubular failure.

  On March 7, 1997, the Company acquired Fiber Glass Systems, a leading provider of high pressure fiberglass tubulars used in oilfield applications, for a combination of stock and cash. Fiber Glass Systems has manufactured fiber glass pipe since 1968 under the name "Star(R)," and was the first manufacturer of high-pressure fiberglass pipe to be licensed by the API in 1992. Like coated tubulars, fiberglass pipe is used to guard against corrosive fluids produced in the oilfield. The acquisition added a new product to the Company's corrosion control products.

  Tubular Inspection. Newly manufactured pipe sometimes contains serious defects that are not detected by the mill. In addition, pipe can be damaged in transit and during handling prior to use at the well site. As a result, exploration and production companies often have new tubulars inspected before they are placed in service to reduce the risk of tubular failures during drilling and completion of oil and gas wells. Used tubulars are inspected by the Company to detect service-induced flaws after the tubulars are removed from operation. Used drill pipe and used tubing inspection programs allow operators to replace defective lengths, thereby prolonging the life of the remaining pipe and saving the customer the cost of unnecessary tubular replacements and expenses related to tubular failures.

  The Company's tubular inspection services employ all major non-destructive inspection techniques, including electromagnetic, ultrasonic, magnetic flux leakage and gamma ray. These inspection services are provided both by mobile units which work at the wellhead as used tubing is removed from a well, and at fixed site tubular inspection locations. The Company provides an ultrasonic inspection service for detecting potential fatigue cracks in the end area of used drill pipe, the portion of the pipe that traditionally has been the most difficult to inspect. Tubular inspection facilities also offer a wide range of related services, such as API thread inspection and ring and plug gauging, and a complete line of reclamation services necessary to return tubulars to useful service, including tubular cleaning and straightening, hydrostatic testing and re-threading.

  In July 1997, Tuboscope began offering hydrostatic testing of tubular connections when it acquired substantially all of the operating assets of Gator Hawk, Inc. ("Gator Hawk"). The Company offers a proprietary external measurement, the Iso-Gator(R) service at the rig site as strings of tubulars are assembled on critical or high-pressure wells.

  In August 1997, the Company improved its market position in Canada by acquiring Cut-Rite Tubular Services, Ltd., a provider of tubular inspection, repair and cleaning services. Also, in September 1997, the Company strengthened its market position in Norway by acquiring the tubular inspection division of Pro Serv AS, a provider of tubular inspection services.

  In addition to its new and used tubular inspection and reclamation services, the Company also offers a comprehensive proprietary tubular inventory management system (TDS(TM)) which permits the real-time tracking of customer's tubular inventories within the Company's facilities. The system permits customers to dial-in to monitor tubular inspection and coating progress.

  In 1996, the Company installed its first proprietary high-speed full body ultrasonic tubular inspection unit (TruScope(R)). The new service provides 100% ultrasonic coverage of tubulars at a rate of up to 200 feet per minute. The first commercial TruScope unit was installed in 1997.

  Mill Systems and Sales. The Company engineers and fabricates inspection equipment for steel mills, which it sells and leases. The equipment is operated by the steel mills and is used for quality control purposes to detect transverse, longitudinal and three-dimensional defects in the pipe during the high-speed manufacturing process. Each piece of mill inspection equipment is designed to customer specifications and is installed and serviced by the Company. Since 1962, the Company has installed more than 80 units worldwide, in most major steel mills. Equipment is manufactured at the Company's Houston, Texas facility. In 1996, the Company moved its NDT division manufacturing facilities from Midland, Texas to Houston to improve overall manufacturing efficiency and reduce the cost of manufacturing products. Revenue for Mill Systems and Sales fluctuates significantly from year to year due to the timing of negotiating large domestic and export sales contracts, arranging financing and manufacturing equipment.

  The Company's Tubular Services customers include almost all major oil and gas companies, large and small independent producers, national oil companies, drilling contractors, oilfield supply stores, and steel mills. No single customer accounted for more than 10% of the Company's revenue in 1997. The Company's competitors in Tubular Services include ICO Inc., Ameron, A.O. Smith, Shaw Industries, and Shield Coat Inc. In addition the Company competes with a number of smaller regional competitors in tubular inspection. Certain foreign jurisdictions and government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies or regulations which may give local nationals in these countries certain competitive advantages. In tubular coating certain substitutes such as non-metallic tubulars, inhibitors, corrosion resistant alloys, cathodic protection systems, and non-metallic liners systems also compete with the Company's products.

 Solids Control Products & Services

  The Company generated approximately 30% of its revenue for the year ended December 31, 1997 from Solids Control Products & Services. The Solids Control Products & Services business generated approximately $155 million in revenue for the year ended December 31, 1997. The Company's Solids Control Products & Services business serves oilfield drilling markets in North America, Latin America, Europe, Africa, the Middle East and the Far East.

  Solids control is the application of highly-engineered products and services to extract drill cuttings from fluids used in oil and gas drilling operations. The removal of drill cuttings is required to permit the reuse of expensive drilling fluids. By removing rock cuttings and other solid contaminants from the fluids used in drilling operations, solids control equipment reduces the volume of drilling fluids and solids which must be disposed of subsequent to drilling operations (which minimizes the environmental impact of the drilling operation and reduces post-drilling reclamation costs). Efficient separation of rock cuttings also reduces the volume of drilling fluids consumed by the operation, further reducing drilling costs. Effective solids control also reduces the probability of sticking and losing expensive downhole drilling equipment in the wellbore and the resulting need to redrill the well. Solids control technology improves the efficiency of the drilling process by preventing the recirculation and subsequent recutting of solids at the drill bit and by reducing wear on mechanical components such as mud pumps and mud motors.

  The Company believes the regulatory and industry trend towards minimizing the environmental impact of drilling operations in a number of environmentally sensitive oil and gas productive regions will lead to higher demand for highly engineered solids control products and closed loop drilling systems. The Company further believes the trend towards more technically complex drilling, including highly deviated directional wells and slim-hole completions, will favorably impact the demand for solid controls technology because of its ability to reduce costly downhole problems.

  The Company believes it is the world's leading manufacturer and provider of solids control equipment and services to the oil and natural gas drilling industry. The Company manufactures conventional and linear motion shale shakers, high speed and conventional centrifuges, desanders, desilters, screens, degassers and closed loop drilling fluids systems at its facilities in Conroe, Texas and Dundee, United Kingdom. The Company markets solids control equipment under the Brandt(R) and various other brand names. For the year ended December 31, 1997, approximately 44% of the Company's solids control equipment revenue was generated from the sale of solids control equipment and inventory, and approximately 56% of such revenue was generated from rentals and services.

  The Company's customers for Solids Control Products & Services include almost all major oil and gas companies, large and small independent producers, national oil companies, and drilling contractors. No single customer accounted for more than 10% of the Company's revenue in 1997. Competitors in oilfield solids control equipment and services include Smith International ("SWACO"), Derrick Manufacturing Corp. and a number of regional competitors. The Company acquired six regional competitors in solids control in 1997 in order to enhance its manufacturing and refurbishing capacity, achieve consolidation savings, strengthen its presence in Canada and expand its product lines. The Company's solids control equipment is sold or rented in highly competitive markets. Management believes that on-site service is becoming an increasingly important competitive element in the solids control equipment market. Management believes that, in addition to on-site services, the principal competitive factors affecting its solids control equipment business are performance, quality, reputation, customer service, product availability, breadth of product line and price. Management believes market conditions are generally improving in solids control due to strong demand by oil and gas drillers to reduce overall drilling costs and minimize environmental impact, and rising levels of technology required to serve the market.

 Coiled Tubing & Pressure Control Products

  The Company believes it is the world's leading designer and manufacturer of coiled tubing equipment and coiled tubing pressure control equipment used in oil and gas well remediation, completion and drilling operations. This product line generated approximately 16% of the Company's revenue for the year ended December 31, 1997. The Coiled Tubing & Pressure Control Products segment generated approximately $83 million in revenue for the year ended December 31, 1997. The Company's Coiled Tubing & Pressure Control Products line sells capital equipment and consumables to all the major oilfield coiled tubing remediation and drilling service providers.

  Coiled tubing consists of flexible steel tubing manufactured in a continuous string and wrapped on a spool. It can extend several thousand feet in length and is run in and out of the well bore at a high rate of speed by a hydraulically operated coiled tubing unit. A coiled tubing unit is typically mounted on a truck or skid and consists of a hydraulically operated tubing reel or drum, an injector head which pushes or pulls the tubing in or out of the well bore, and various power and control systems. Coiled tubing is typically used with sophisticated pressure control equipment which permits the operator to continue to safely produce the well. The Company manufactures and sells both coiled tubing units and the ancillary pressure control equipment used in these operations.

  Coiled tubing provides a number of significant functional advantages over the principal alternatives of conventional drillpipe and workover pipe. Coiled tubing allows faster "tripping" since the coiled tubing can be reeled very quickly on and off a drum and in and out of a well bore. In addition, the small size of the coiled tubing unit compared to an average workover rig reduces preparation time at the well site. Coiled tubing permits a variety of workover and other operations to be performed without having to pull the existing production tubing from the well and allows ease of operation in horizontal/highly deviated wells. Thus, operations using coiled tubing can be performed much more quickly and, in many instances, at a significantly lower cost. Finally, use of coiled tubing generally allows continuous production of the well, eliminating the need to temporarily stop the flow of hydrocarbons. As a result, the economics of a workover are improved because the well can continue to produce hydrocarbons and thus produce revenues while the well treatments are occurring. Continuous production also reduces the risk of formation damage which can occur when the well is "shut in."

  Currently, most coiled tubing units are used in well remediation and completion applications. The Company believes that advances in the manufacturing process of coiled tubing, tubing fatigue protection and the capability to manufacture larger diameter coiled tubing strings have resulted in increased uses and applications for coiled tubing products. For example, well operators are increasingly finding uses for coiled tubing in drilling applications such as slim hole reentries of existing wells. The Company engineered and manufactured the first three coiled tubing units built specifically for coiled tubing drilling in 1996, and delivered two more in 1997.

  There are certain limitations to the use of coiled tubing. Coiled tubing generally is made of high strength, alloy steel which wears down or fatigues over time as a result of internal pressure, acidic operating environments and normal bending cycles. Thus, operators must carefully monitor the use of the tubing. In addition, coiled tubing will buckle if the weight the coiled tubing is pushing becomes too great or if the tube becomes inhibited by some obstacle or irregularity in the well bore. Buckling has not proven to be a significant obstacle in most well remediation applications, and the Company believes it will become less of an issue as the result of the availability of stronger and larger diameter coiled tubing.

  Generally, the Company supplies customers with the equipment and components necessary to use coiled tubing, which the customers typically purchase separately. The Company's coiled tubing product line consists of coiled tubing units, coiled tubing injector heads, coiled tubing and wireline pressure control equipment, pressure pumper equipment, snubbing units, nitrogen pumping equipment and cementing, stimulation, and blending equipment. The Company markets its coiled tubing equipment under the Hydra Rig(R) brand name primarily to providers of coiled tubing drilling and workover services. The Company's primary coiled tubing unit production facilities are located at its Hydra Rig facility in Fort Worth, Texas. In addition, the Company markets coiled tubing pressure control equipment under the Texas Oil Tools(R) brand name and manufactures such equipment at its facility in Conroe, Texas and to a lesser extent at the Dundee facility in the United Kingdom. Through its September 1996 acquisitions of SSR (International) Ltd. and Pressure Control Engineering Ltd., the Company entered the wireline unit manufacturing business, and greatly expanded its offering of downhole coiled tubing tools. Many coiled tubing customers also purchase and operate wireline units. Additionally, the Company began offering cementing equipment and fabricating nitrogen pumping units in Tulsa, Oklahoma, in December 1997, when it acquired Tulsa Equipment Manufacturing Company.

  The Company's coiled tubing product offering includes a wide variety of sophisticated downhole tools engineered to enable oil and gas producers to re-enter complex multilateral wells, to install coiled tubing velocity strings, to bypass electrical submersible pumps, and to perform a variety of other remediation and completion activities utilizing coiled tubing. One such product, the MLR(TM) system, was awarded a Meritorious Award for Engineering Innovation at the 1996 Offshore Technology Conference in Houston, Texas. Management believes that high-productivity multilateral drilling will continue to grow.

  The Company's customers for Coiled Tubing & Pressure Control Products include almost all major oil and gas coiled tubing service companies, as well as major oil companies and large independents. No single customer accounted for more than 10% of the Company's revenue in 1997. Competitors in Coiled Tubing & Pressure Control Products include Stewart & Stevenson, National Oilwell, Elmar, Eastern Oil Tools, and a few smaller competitors. Management believes market conditions are generally improving in the coiled tubing equipment market due to growing widespread acceptance of the technology, and growth in the number of oilfield applications such as coiled tubing drilling.

 Pipeline & Other Industrial Services

  Pipeline & Other Industrial Services generated approximately 11%, 12%, and 19%, of the Company's revenue for the years ended December 31, 1997, 1996 and 1995, respectively. Pipeline & Other Industrial Services generated approximately $61 million in revenue for the year ended December 31, 1997. The Company's Pipeline & Other Industrial Services provides a wide variety of industrial inspection services, including in-place inspection services of oil and gas transmission pipelines, and technical industrial inspection, monitoring, and quality assurance services for the construction, operation, and maintenance of major projects in energy-related industries.

  Pipeline Services. In-place inspection services for oil and gas pipelines identifies defects in the pipelines without removing or dismantling the pipelines or disrupting the product flow, giving customers a convenient and cost-effective method of identifying defects in pipelines. The Company inspects pipelines by launching a sophisticated survey instrument into the pipeline. Propelled by the product flow, the instrument uses electromagnetics and digital and analog recording devices to monitor the severity and location of internal and external pitting-type corrosion as well as defects in the pipeline, providing a basis for evaluation and repair by the customer. Once the test is complete, the survey instrument is returned to the Company, refurbished and used for future pipeline inspections.

  Management believes there are growth opportunities for the Company's Pipeline Services due to the aging of the worldwide pipeline network and new pipeline construction. U.S. regulatory inspection requirements and an extensive pipeline infrastructure in Eastern Europe are additional industry factors expected to contribute to the growth of the Company's Pipeline Services. Additionally, management believes that the Linalog(R) Plus technology and the Company's new digital TruRes(R) inspection technology will provide growth opportunities. The Linalog(R) Plus service is a computer enhanced method for presenting the inspection report produced by the Company's traditional Linalog technology. The TruRes(R) technology applies advanced digital computer technology and other advancements within the body of the inspection tool to provide greater measurement sampling density and pipe-body coverage.

  Industrial Inspection Services. The Company provides industrial inspection and monitoring services for the construction, operation and maintenance of major projects in energy-related industries. Inspection techniques include the x-raying of pipeline girth welds and ultrasonic or eddy current inspection of refinery equipment. Monitoring services include various quality assurance and control and supervision services. Most of these services are provided during fabrication, installation and maintenance of energy-related facilities. The primary customers are power plants undergoing construction or maintenance, chemical and petrochemical plants, pipeline construction companies and pipeline owners.

  The Company's Pipeline & Other Industrial Services customers include most major pipeline operators, national oil and gas companies, and various nuclear power plant operators. No customer accounted for more than 10 percent of revenues for the Company in 1997. The Company's primary competitors include Pipeline Integrity International, a subsidiary of British Gas Plc; Pipetronix GmbH, a subsidiary of Preussag Ag; and H. Rosen Engineering GmbH, and BJ Services. Management believes the major competitive factors for Pipeline Services are reputation for quality service, reliability of obtaining a successful survey on the first run, product technology, price, and technical support of survey results interpretation.

1997 ACQUISITIONS

  In 1997, Tuboscope made the following acquisitions:

                                                                  DATE OF
             ACQUIRED ENTITY            PRODUCT LINE              ACQUISITION
             ---------------            ------------              -----------
   Fiber Glass Systems, Inc. .........  Tubular Services          March 1997
   South-West Centrifuge Services,
    Inc. .............................  Solids Control            July 1997
   Gator Hawk, Inc. ..................  Tubular Services          July 1997
   Chargewood Limited, Enaco Plc, and
    Pump Systems Limited together with
    certain assets owned by their
    shareholders......................  Solids Control            August 1997
   Fisher Fluids Processing, Inc. ....  Solids Control            August 1997
   Cut-Rite Tubular Services, Ltd. ...  Tubular Services          August 1997
   Operating assets of Blackfire Oil
    Inc. .............................  Solids Control            September 1997
   Pro Serv AS........................  Tubular Services          September 1997
   Nu-Tec, Inc.'s Solids Control Divi-
    sion..............................  Solids Control            December 1997
   WMCO Instruments, Inc. and WMCO
    Equipment, Inc. ..................  Solids Control            December 1997
   Tulsa Equipment Manufacturing Com-
    pany, Inc. .......................  Coiled Tubing and         December 1997
                                        Pressure Control Products

SEASONAL NATURE OF THE COMPANY'S BUSINESS

  Historically, the level of the Company's business has followed seasonal trends, which are described below. However, the historical trends in Tubular Services and Solids Control Products & Services can also be subject to significant changes resulting from fluctuations in oil prices and changes in rig count.

  The Company's tubular inspection, tubular coating, and solids control businesses in the United States tend to realize lower activity levels during the first quarter of the calendar year due to the typical delay in the approval of drilling budgets and weather restrictions. The Company's tubular inspection, tubular coating, and solids control businesses in Canada typically realize a strong first quarter of the calendar year as operators take advantage of the winter freeze to help gain access to drilling and production areas, and then declines during the second quarter of the calendar year due to weather conditions which result in road bans that curtail drilling activity. Tubular Services activity in both the United States and Canada typically increases during the third quarter of the calendar year and then peaks in the fourth quarter of the calendar year as operators authorize the spending of remaining drilling and/or production capital budgets for the year. The seasonal trend in North America is somewhat offset by the increased activity level in Latin America during the first quarter of each year.

  Pipeline inspection typically experiences reduced activity during the first quarter of the calendar year. The high winter demand for gas and petroleum products in the northern states and the consequent curtailment of maintenance/inspection programs result in less opportunity to perform pipeline inspection during this time. During the second quarter of the calendar year, activity begins to increase and normally continues at relatively stable levels through the end of the year as operators finish scheduled maintenance programs. Mill systems sales and industrial inspection services have no particular seasonal trend. The timing of mill equipment sales is not easily predictable and, accordingly, revenue tends to fluctuate from quarter to quarter.

  In general, the Coiled Tubing and Pressure Control line has experienced lower revenue in the fourth quarter due to major customers placing orders, based on their budgeting process, in the fourth quarter for delivery during the next three quarters. This process may change in the future as a major customer has changed to a continuous budgeting process and will place orders throughout the year. There can be no guarantees that this trend will continue or that any other customer will change its ordering process.

  The Company anticipates that these seasonal trends will continue; however, there can be no guarantee that spending by the Company's customers will continue or that other customers will remain the same as in prior years.

MARKETING & DISTRIBUTION NETWORK

  The Company's products are marketed through a sales organization and a network of agents and distributors which spans 54 countries. The Company's customers include major and independent oil and gas companies, national oil companies, oilfield equipment and product distributors and manufacturers, drilling and workover contractors, oilfield service companies, pipeline operators, steel mills, and other industrial companies.

  Certain tubular inspection and tubular coating products and service often are incorporated as a part of a tubular package sold by tubular supply stores to end users. The Company primarily has direct operations in the international marketplace, but operates through agents in certain markets.

  The Company's Solids Control customers are predominantly oil and natural gas producers and rig operators. The Company operates sales and distribution facilities at strategic locations worldwide to service areas with intensive drilling activity. The Company's worldwide employee Solids Control sales organization is complemented by service and engineering facilities which provide specialty repair and maintenance services to existing customers.

  The Company's Coiled Tubing & Pressure Control Products primarily are sold directly to end users through a worldwide employee Coiled Tubing & Pressure Control Products sales organization. The Company also has in place certain exclusive alliances with major oilfield service companies to provide pressure control equipment.

  The Company's Pipeline Services customers are primarily major oil and gas transmission companies and national oil companies in various countries around the world. The Company sells its services worldwide through a network of sales employees and agency agreements.

PATENTS, LICENSES AND TRADEMARKS

  Management believes that the Company's strong market position in its major businesses is enhanced by its leading technologies and reputation for innovation and expertise. Through an internal development program and certain acquisitions, the Company has assembled an extensive array of coiled tubing, solids control, tubular coating, tubular inspection, mill systems, and pipeline inspection technologies protected by a substantial number of trade and service marks, patents, trade secrets, and other proprietary rights.

  In 1996, the Company engineered, manufactured, and delivered the first three coiled tubing units designed specifically to drill wells. In 1997 the Company manufactured and delivered two more such coiled tubing units designed for drilling. The Company continues to invest in technology to improve and expand coiled tubing drilling, and holds a number of patents in both coiled tubing drilling and conventional coiled tubing unit designs. Additionally, the Company holds a number of patents related to the manufacture and design of pressure control equipment. The Company has joint development agreements for the proprietary SAFECONN(TM) connector system which permits the safe deployment of long perforating guns into live wells. The Company, through its Pressure Control Engineering subsidiary, also offers a wide array of coiled tubing completion and fishing tools, including its patented multi-lateral reentry (MLR(TM)) system, its StiffLine 2000(TM) coiled tubing velocity string wellhead hanger system, its HAPPI(TM) coiled tubing hydraulic anchor push-pull intensifier. The Company has a wide complement of patented blow out preventors and ancillary equipment for coiled tubing.

  The Company's Solids Control Products & Services engineers and assembles linear motion shakers, combination linear motion/scalping shakers and various centrifuge designs. Additionally, various styles of screens for use with shakers are designed by the Company for specialized use in the separation of drill cuttings from fluids used in oil and gas drilling operations. The Company has various patents related to its screens and shale shakers in both the U.S. and international locations. During 1997, the Company acquired the proprietary Gumbo Box(TM) and related Solids Control products of Nu-Tec, and the proprietary Accu-Scan(TM) automated rig instrumentation service of WMCO. The Gumbo Box(TM) removes certain sticky shales from drilling fluids, and the Accu-Scan(TM) monitors drilling fluid levels, mud gas, and makes other important measurements related to drilling operations.

  The Company and its recent acquisition Vetco Pipeline Services pioneered the pipeline inspection process with what is now known as "conventional pipeline" inspection technology. The Company's copyrighted Linalog(R) technology plus computer enhancement technique adds the ability to integrate computer analysis into the conventional technology.

  The Company's Tru Res(R) technology employs a patented state of the art high resolution inspection tool and next generation magnetic flux leakage technology to provide enhanced defect characterization.

  The Company's electromagnetic inspection system, known as Amalog(R) IV, performs four separate inspections in one semi-automated process: the Sonoscope(R) section detects transverse defects, which are flaws aligned across the pipe; the Amalog(R) section detects flaws with longitudinal dimensions; the Isolog(R) section detects variations in the thickness of the wall of the pipe; and the grade verifier section compares each length with a standard to determine whether all the pipe is of the same metallurgical grade. In addition, the Company's PipeImage(TM) System for electromagnetic inspection system uses small sensors, digital signal processing, computer interpretation and three-dimensional image presentation to help identify flaws in mid-range walled pipe which may be undetectable with conventional electromagnetic inspection services.

  The equipment and technology used in the Company's ultrasonic inspection systems (U-Tron(R), SOS Ultrasonic Inspection Unit, Vetcoscan(R) and NDT(TM) Eagle) is designed to inspect heavywall or non-magnetic tubing, casing and line pipe for manufacturing defects, where the effectiveness of electromagnetic inspection is limited. The Company's ultrasonic capabilities were further enhanced with the introduction of its Endsonic(R) technology for ultrasonic end area inspection in 1994, and its patented full body ultrasonic inspection unit (Truscope(R)) which provides 100% ultrasonic coverage at a rate of 200 feet per minute.

  As part of the Vetco Services acquisition, the Company acquired the interests of BHI in substantially all of the foreign and domestic trademarks and patents and other proprietary technology used in the Vetco Services business (other than Vetcoscan(R)). These technologies include Vetcolog(R), PipeImage(TM) and Vetcoscope(R) electromagnetic inspection systems and the end area inspection system and all of the liquid and powder coating technology. In addition, the Company obtained certain rights to use the Vetcoscan(R) ultrasonic inspection technology outside the United States. In connection with such acquisition, BHI's domestic coating and inspection business retained the right to use such technology in the United States. ICO, Inc. acquired the domestic inspection and coating business of BHI in September 1992. In 1993 the Company introduced its WellChek(R) technology which inspects pipe on the rig floor as it is "tripped" from the well. High demand for the WellChek(R) service prompted Tuboscope to expand its fleet of these units by 42% during 1997. The Gator Hawk acquisition provided the Company with the patented Iso-Gator(R) hydrostatic tubular connection testing service, which is performed at the rig site to ensure tubing strings are made up properly.

  As part of the Company's tubular coating services, the Company develops, manufactures and applies its proprietary tubular coatings, known as Tube-Kote(R) coatings, to new and used tubulars. Tube-Kote(R) coatings are manufactured by and for the Company using a variety of resins, including phenolic, epoxy or urethane, each selected for its suitability under certain corrosive conditions and then formulated to enhance performance. Presently the Company utilizes both thermoplastic and thermosetting plastics technology to provide materials with enhanced chemical resistance or mechanical properties to meet the end users field requirements. Every coating is tested and evaluated in field conditions before being released for customer use. Tube-Kote(R) coatings are developed and manufactured either at the Company's Houston, Texas, facility or are manufactured in North America or Europe through restricted sales agreements with third party manufacturers.

  The Company also offers a complete line of connection services for internally coated pipe. These include Thru-Kote(R) and Thru-Kote(R) U.B. systems for welding coated line pipe, and a variety of other specialized fittings. Additionally, the Company's TK(R)-tubing insert is a cost effective solution for corrosive down hole environments.

  The Company has proprietary rights to a number of foreign and domestic trademarks and service marks important to its business. It also owns various foreign and domestic patents related to the design and manufacture of certain products. Many of the patents have expired or will soon expire, and many of the trademark registrations are up for renewal within the next two years. Management intends to renew these trademarks. Although management believes that no single patent is material to the business of the Company, it continues to seek new patents to protect the Company's proprietary interests in certain products as necessary.

ENGINEERING AND MANUFACTURING

  The Company manufactures or assembles the equipment and products which it leases and sells to customers, and which it uses in providing solids control, inspection, tubular coating, and pipeline inspection services. In addition to producing new equipment and products, the Company produces spare parts for its equipment and for resale, and renovates and repairs equipment at its manufacturing facilities in Houston, Texas; Conroe, Texas; Dundee, Scotland; and Montrose, Scotland. The Company manufactures screens used in its solids control operations and for sale to others at its New Iberia, Louisiana; Conroe, Texas; Leduc, Alberta; and Trinidad facilities. The Company manufactures coiled tubing units, wireline units, pressure pumping equipment and pressure control equipment at its Fort Worth, Texas; Conroe, Texas; Tulsa, Oklahoma; Montrose, Scotland; Aberdeen, Scotland; and Poole, England facilities. The Company, through its 1997 acquisition of Fiber Glass Systems, manufactures fiber glass tubulars and fittings at its San Antonio, Texas and Big Springs, Texas facilities. The Company manufactures its tubular coatings in its Houston, Texas facility, or through restricted sale agreements with third party manufacturers.

  The equipment and products designed and manufactured by the Company range from electromagnetic and ultrasonic inspection systems, coating products, electromagnetic pipeline inspection tools, mechanical solids control equipment, coiled tubing and wireline equipment, pressure pumping equipment, pressure control equipment, and downhole coiled tubing tools. Design and engineering are based on research and development efforts as well as established customer and industry standards.

  Certain of the Company's manufacturing facilities and certain of the Company's products have various certification, including, ISO 9001, API and ASME.

RAW MATERIALS

  The Company believes that materials and components used in its servicing and manufacturing operations and purchased for sales are readily available at competitive prices from numerous sources.

BACKLOG

  The Company's backlog is based upon anticipated revenues from customer orders that the Company believes are firm and scheduled for shipment within twelve months. The level of backlog at any particular time is not necessarily indicative of the future operating performance of the Company, and orders may be changed at any time. As of December 31, 1997, the Company's backlog of Coiled Tubing & Pressure Control Products was $42.1 million, an increase of approximately 92% above the $21.9 million in backlog as of December 31, 1996. Backlog amounts in the Company's other product lines are not meaningful indicators of future business.

ENVIRONMENTAL MATTERS

  The Company's inspection, coating and solids control services routinely involve the handling and disposal of chemical substances and waste materials, some of which may be considered to be hazardous wastes. These potential hazardous wastes result primarily from the use of mineral spirits to clean pipe threads during the tubular inspection process and from the coating process and the handling of drilling fluids on behalf of the drillers and/or producers.

  The Company's operations are subject to numerous local, state and federal laws and regulations, including the regulations promulgated by the Occupational Safety and Health Administration, the United States Environmental Protection Agency, the Nuclear Regulatory Commission and the United States Department of Transportation. Management believes that the Company is in substantial compliance with these laws and regulations, and that the compliance and remedial action costs associated with these laws and regulations have not had a material adverse effect on its results of operations, financial condition or competitive position, to date.

  The Company cannot predict the effect on it of new laws and regulations with respect to radioactive hazardous wastes caused by naturally occurring radioactive materials or with respect to other environmental matters. Circumstances or developments which are not currently known as well as the future cost of compliance with environmental laws and regulations could be substantial and could have a material adverse effect on the results of operations and financial condition of the Company.

  Pursuant to an agreement executed as part of the acquisition of the Company in 1988 from Minstar Inc. ("Minstar"), Minstar has agreed, subject to certain limitations concerning the time for submitting claims and the amount of losses to be covered as described below, to indemnify the Company with respect to all losses, liabilities, damages and expenses incurred in connection with, arising out of or resulting from the production, use, generation, emission, storage, treatment, transportation, disposal or other handling or disposition or migration of any kind of any toxic or hazardous wastes at any time prior to the closing of the 1988 acquisition date. Claims for indemnification were required to be made before May 13, 1992. Minstar is obligated to indemnify the Company for the first $1 million of losses incurred by the Company and fifty percent of losses in excess of $2 million. The Company is solely responsible for the second $1 million of losses incurred and fifty percent of losses in excess of $2 million.

EMPLOYEES

  As of December 31, 1997, the Company employed 4,598 full-time employees worldwide, of whom approximately 2,626 were employed in North America. The Company considers its relations with its employees to be excellent.

                                  MANAGEMENT

  The executive officers and directors of the Company are as follows:

          NAME           AGE                            POSITION
          ----           ---                            --------
L.E. Simmons............  51 Chairman of the Board
John F. Lauletta........  53 Director, President and Chief Executive Officer
Joseph C. Winkler.......  46 Executive Vice President, Chief Financial Officer and Treasurer
Martin I. Greenberg.....  58 Vice President--Controller and Assistant Secretary
James F. Maroney, III...  46 Vice President--Secretary and General Counsel
Kenneth L. Nibling......  47 Vice President--Human Resources and Administration
Haynes B. Smith, III....  46 Vice President--Western Hemisphere Operations
Peter J. Stuart.........  40 Vice President--Eastern Hemisphere Operations
Clay C. Williams........  35 Vice President--Corporate Development
Jerome R. Baier.........  45 Director
Eric L. Mattson.........  46 Director
Jeffrey A. Smisek.......  43 Director
Douglas E. Swanson......  59 Director

 Executive Officers and Directors of the Company

  L.E. Simmons. Mr. Simmons has been a director and Chairman of the Board of the Company since April 1996. Mr. Simmons has for more than five years served as President and a director of L.E. Simmons & Associates, Incorporated, which, through an affiliate, manages private institutional investment partnerships. Mr. Simmons also serves as a director of Zions Bancorporation and CE Franklin Ltd.

  John F. Lauletta. Mr. Lauletta has been the President and Chief Executive Officer and a director of the Company and TVI since April 1996. From 1993 to April 1996, Mr. Lauletta was the President and Chief Executive Officer of Drexel. From 1973 until 1993, Mr. Lauletta was with BHI, holding several executive positions, including President of Exlog/TOTCO, President of Milpark Drilling Fluids and Vice President of Baker Hughes INTEQ.

  Joseph C. Winkler. Mr. Winkler has been Executive Vice President, Chief Financial Officer and Treasurer of the Company and TVI since April 1996. From 1993 to April 1996, Mr. Winkler served as the Chief Financial Officer of Drexel. Prior to joining Drexel, he was Chief Financial Officer of Baker Hughes INTEQ and served in a similar role for various companies owned by BHI, including Eastman/Teleco and Milpark Drilling Fluids. For ten years prior to joining BHI, Mr. Winkler held the position of Chief Financial Officer of an independent oil and gas producer after having spent several years with Arthur Young & Company.

  Martin I. Greenberg. Mr. Greenberg has been Vice President, Controller, Assistant Treasurer and Assistant Secretary of the Company and TVI since November 1991. From June 1991 to November 1991, Mr. Greenberg was Vice President--Finance and Controller of the Company and TVI. Mr. Greenberg served as Vice President--Controller and Assistant Secretary of the Company and TVI from July 1990 to June 1991. Mr. Greenberg was Assistant Controller of TVI from January 1974 to July 1990.

  James F. Maroney, III. Mr. Maroney has been Vice President of the Company and TVI since May 1991, Secretary of the Company and TVI since January 1991 and General Counsel of the Company and TVI since November 1989. Mr. Maroney was Assistant Secretary of the Company and TVI from December 1989 to January 1991. Mr. Maroney was Associate General Counsel and Head of Litigation for TransAmerican Natural Gas Corporation, a gas production company, from 1987 to 1989. From 1985 to 1987, Mr. Maroney was in a private law practice specializing in commercial litigation.

  Kenneth L. Nibling. Mr. Nibling has been Vice President--Human Resources and Administration of the Company and TVI since December 1991. From July 1988 to November 1991, Mr. Nibling was Director of Human Resources for Union Texas Petroleum Corp., an international exploration and production company. From January 1984 to July 1988, Mr. Nibling was Manager, Compensation and Employment for Louisiana Land and Exploration Company.

  Haynes B. Smith, III. Mr. Smith has been Vice President--Western Hemisphere Operations of the Company since February 1998 and of TVI since April 1996. From May 1991 to April 1996, Mr. Smith was Vice President and General Manager of Inspection Services of the Company. From 1989 to May 1991, Mr. Smith was Northeast Zone Manager of the Company. From June 1972 to 1989, Mr. Smith held various sales and managerial positions with the Company and AMF Tuboscope Inc.

  Peter J. Stuart. Mr. Stuart has been Vice President--Eastern Hemisphere Operations of the Company since February 1998 and of TVI since April 1996. Mr. Stuart has been Managing Director of Tuboscope (UK) Ltd. since January 1998 and of Tuboscope Vetco (UK) Ltd. since April 1996. From March 1992 to April 1996, Mr. Stuart was Managing Director of Drexel Equipment (UK) Ltd. From August 1985 to March 1992, Mr. Stuart was a Project Engineer, and latterly Operations Manager, for Drexel's operations in the United Kingdom. From August 1979 to July 1985, Mr. Stuart held engineering positions with Sparrows Offshore and Halliburton in the United Kingdom.

  Clay C. Williams. Mr. Williams has been Vice President--Corporate Development of the Company and TVI since February 1997. From April 1996 to February 1997, Mr. Williams was Director of Corporate Development of the Company and TVI. From March 1996 to April 1996, Mr. Williams was Director of Corporate Development of Drexel. Mr. Williams was an associate at SCF Partners from December 1993 to March 1996. From July 1992 to December 1993, Mr. Williams was a graduate student at the University of Texas business school. Mr. Williams was a senior petrophysical engineer for Shell Oil Company from 1985 to July 1992.

  Jerome R. Baier. Mr. Baier has been a director of the Company since 1988. Mr. Baier is and has been a Managing Director of Northwestern Investment Management Company since January 1998. From October 1996 to December 1997, Mr. Baier was Vice President--Securities of Northwestern Mutual Life Insurance Company ("Northwestern"). From October 1989 to October 1996, Mr. Baier was Director--Securities of Northwestern. For more than five years prior to October 1989, Mr. Baier was Associate Director--Securities of Northwestern.

  Eric L. Mattson. Mr. Mattson has been a director of the Company since January 1994. Mr. Mattson is and has been Senior Vice President and Chief Financial Officer of BHI since July 1993. For more than five years prior to 1993, Mr. Mattson was Vice President and Treasurer of BHI. Mr. Mattson also serves as a director of Rental Service Corporation.

  Jeffrey A. Smisek. Mr. Smisek has been a director of the Company since his appointment in February 1998. Mr. Smisek has been Executive Vice President, General Counsel and Secretary of Continental Airlines since November 1996, and was previously Senior Vice President, General Counsel and Secretary of Continental Airlines. Prior to joining Continental Airlines in 1995, Mr. Smisek was a partner of Vinson & Elkins L.L.P., a law firm, for more than five years.

  Douglas E. Swanson. Mr. Swanson has been a director of the Company since his appointment in October 1997. Mr. Swanson is and has been the President, Chief Executive Officer and Chairman of the Board of Cliffs Drilling Company since 1992. From 1978 to 1992, Mr. Swanson was an Executive Vice President of Cliffs Drilling Company.

                           DESCRIPTION OF THE NOTES

  The Private Notes were issued pursuant to the Indenture, dated as of February 25, 1998, by and among the Company, the Guarantors and The Bank of New York as trustee under the Indenture (the "Trustee"). The Exchange Notes will be issued under the same Indenture. The Indenture also provides the Company the flexibility of issuing additional Notes in the future in an unlimited amount. The Exchange Notes will be issued solely in exchange for an equal principal amount of Private Notes pursuant to the Exchange Offer. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Private Notes except that (i) the offering of the Exchange Notes has been registered under the Securities Act,
(ii) the Exchange Notes will not be subject to transfer restrictions and (iii) certain provisions relating to an increase in the stated interest rate on the Private Notes provided for under certain circumstances will be eliminated.

  The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture. Certain capitalized terms used herein without definition are defined in the Indenture. References to the Notes herein refers to the Private Notes and the Exchange Notes, collectively. Copies of the Indenture in substantially the form in which it is to be executed are available from the Company upon request.

  The Private Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. Upon consummation of the Exchange Offer, holders of Private Notes who do not exchange their Private Notes for Exchange Notes will vote together with holders of the Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Private Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the holders of such Private Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Private Notes and the Exchange Notes then outstanding.

GENERAL

  Each Note will mature on February 15, 2008 and will bear interest at the rate of 7 1/2% per annum from February 25, 1998, payable semiannually on February 15 and August 15 of each year, commencing August 15, 1998, to the person in whose name the Note is registered at the close of business on the February 1 or August 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee, provided that, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Register") maintained by the Registrar. The Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

  The Notes will be redeemable at any time at the option of the Company in whole or in part, at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to date of redemption plus a Make-Whole Premium (as defined) if any, relating to the then prevailing Treasury Yield (as defined) and the remaining life of the Notes. See "--Optional Redemption."

  For a discussion of the circumstances in which the interest rate on the Notes may be temporarily increased, see "--Registered Exchange Offer; Registration Rights."

BOOK-ENTRY; DELIVERY AND FORM

  The Private Notes were initially issued in fully registered form without interest coupons, represented by a global Note in definitive, fully registered form without interest coupons (the "Private Global Note") and was deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC.

  The Private Notes, to the extent validly tendered and accepted and directed by their holders in their Letters of Transmittal, will be exchanged through book-entry electronic transfer for the Exchange Global Note in definitive, fully registered form deposited with the Trustee as custodian for DTC and registered in the name of a nominee of DTC. Reference to the "Global Note" shall be references to the Private Global Note and the Exchange Global Note.

  Upon the issuance of the Global Note, DTC will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depositary. Such accounts initially were designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Qualified Institutional Buyers may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

  So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC and, if applicable, Cedel, societe anonyme ("Cedel"), and Morgan Guaranty Trust Company of New York, as operator of the Euroclear system ("Euroclear") (in addition to those under the Indenture referred to herein, see "Transfer Restrictions").

  Payments of the principal of, and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Note for Certificated Notes which it will distribute to its participants and which will be legended as set forth under the heading "Transfer Restrictions."

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Guarantors or the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

CERTIFICATED SECURITIES

  Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for the Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Transfer Restrictions." In addition, if
(i) DTC or any successor depositary (the "Depositary") notifies the Company in writing that it is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the registered owner or holder of a Global Note (a "Global Note Holder") of its Global Note, Notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related Notes.

  Neither the Company nor the Trustee will be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of the related Notes, and each such Person may conclusively rely on, and will be protected in relying on, instructions from such Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

RANKING AND GUARANTEES

  The Notes are senior unsecured obligations of the Company and rank pari passu in right of payment with all existing and future senior unsecured obligations of the Company, including the Company's obligations under the Bank Credit Facility and senior in right of payment to all future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes.

  The following subsidiaries of the Company, each of which also is a guarantor of the Company's obligations under the Bank Credit Facility and which constitute all of the material United States subsidiaries of the Company (collectively, the "Guarantors"), have unconditionally guaranteed (the "Guarantees") on a joint and several basis the Company's obligations to pay principal and interest with respect to the Notes: Tuboscope I/P Inc., Tuboscope Vetco International Inc., Tubo-FGS Inc., Fiber Glass Holdings, Inc., Environmental Procedures Inc., Tuboscope Pipeline Services Inc. and Tuboscope (Holding U.S.) Inc. Each of the Guarantees is an unsecured obligation of the Guarantor providing such Guarantee and will rank pari passu with the guarantee provided by such Guarantor under the Bank Credit Facility and with all existing and future unsecured indebtedness of such Guarantor that is not, by its terms, expressly subordinated in right of payment to such Guarantee.

  Under the terms of the Indenture, a Guarantor may be released from its Guarantee if such Guarantor is not a guarantor of (or co-obligor on) any Funded Indebtedness of the Company other than the Notes and other than Funded Indebtedness of the Company (i) subject to a release provision similar to the release provision described in this paragraph and (ii) the related guarantee (or obligation) of which will be released concurrently with the release of the Guarantee of such Guarantor pursuant to such release provision, provided that no Default or Event of Default under the Indenture has occurred and is continuing. The Indenture will also provide that if any Subsidiary of the Company guarantees or becomes a co-obligor on any Funded Indebtedness of the Company other than the Notes at any time subsequent to the date on which the Notes are originally issued (including, without limitation, following any release of such Subsidiary from its Guarantee as described above), then the Company will cause the Notes to be equally and ratably guaranteed by such Subsidiary, which shall thereupon become a Guarantor.

  The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

OPTIONAL REDEMPTION

  The Notes are redeemable, at the option of the Company, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Register, on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

  The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed is equal to the excess, if any, of:

    (i) the sum of the present values, calculated as of the Redemption Date, of:

        A. each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

        B. the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (ii) the principal amount of the Note (or portion thereof) being redeemed.

  The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 25 basis points.

  The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

  For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

  The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

  If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000.

  The Bank Credit Facility currently restricts the Company from redeeming the Notes. The Notes are not entitled to the benefit of any sinking fund or other mandatory redemption provisions.

CERTAIN COVENANTS

 Limitation on Liens

  Nothing in the Indenture or the Notes in any way limits the amount of indebtedness or securities (other than the Notes) that the Company or its Subsidiaries may incur or issue. The Indenture provides that the Company will not, and will not permit any Subsidiary of the Company to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by the Company or such Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

  The foregoing restriction does not, however, apply to:

  (a) Liens existing on the date on which the Notes are originally issued or provided for under the terms of agreements existing on such date;

  (b) Liens on property securing (i) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (ii) Indebtedness incurred by the Company or any Subsidiary of the Company prior to or within one year after the later of the acquisition, the completion of construction, alteration, improvement or repair or the commencement of commercial operation thereof, which Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon;

  (c) Liens securing Indebtedness owed by a Subsidiary of the Company to the Company or to any other Subsidiary of the Company;

  (d) Liens on the property of any Person existing at the time such Person becomes a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Person becoming a Subsidiary of the Company, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property encumbered at the time such Person becomes a Subsidiary of the Company and do not secure Indebtedness with a principal amount in excess of the principal amount outstanding at such time;

  (e) Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or
(ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

  (f) any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clause (a),
(b), (d) or (e) above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced and that the principal amount of the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement; or

  (g) Liens (exclusive of any Lien of any type otherwise permitted under clauses (a) through (f) above) securing Indebtedness for borrowed money of the Company or any Subsidiary of the Company in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under "Limitation on Sale/Leaseback Transactions" below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (a) through (f) above), does not at the time such Indebtedness is incurred exceed 10% of the Consolidated Net Worth of the Company (as shown in the most recent audited consolidated balance sheet of the Company and its Subsidiaries).

 Limitation on Sale/Leaseback Transactions

  The Indenture provides that the Company will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than the Company or a Subsidiary) unless:

  (a) the Company or such Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Notes pursuant to such covenant;

  (b) after the date on which the Notes are originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and its Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

  (c) the Company, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of Notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (b) above), less an amount equal to the principal amount of Notes and Pari Passu Indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by the Company or any Subsidiary during such period.

 Limitations on Mergers and Consolidations

  The Indenture provides that neither the Company nor any Guarantor (other than any Guarantor that shall have been released from its Guarantee pursuant to the provisions of the Indenture) will consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company or such Guarantor, as the case may be), or to which such sale, lease, conveyance, transfer or other disposition shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia (or, alternatively, in the case of a Guarantor organized under the laws of a jurisdiction outside the United States, a corporation organized and existing under the laws of such foreign jurisdiction), and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company or such Guarantor, as the case may be, under the Indenture and under the Notes; and
(ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

CERTAIN DEFINITIONS

  The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of other capitalized terms used herein and not defined below.

  "Adjusted Net Assets" of a Guarantor at any date means the lesser of (x) the amount by which the fair value of the property of such Guarantor at such date exceeds the total amount of liabilities, including, without limitation, the probable amount of contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date) of such Guarantor at such date, but excluding liabilities under the Guarantee of such Guarantor, and (y) the amount by which the present fair saleable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any Subsidiary of such Guarantor in respect of any obligations of such Subsidiary under the Guarantee of such Guarantor), excluding debt in respect of the Guarantee of such Guarantor, as they become absolute and matured.

  "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

  "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

  "Consolidated Net Worth" of the Company means the consolidated stockholders' equity of the Company and its Subsidiaries, as determined in accordance with generally accepted accounting principles.

  "Funded Indebtedness" means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

  "Hedging Obligations" of any Person means the net obligation (not the notional amount) of such Person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

  "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit and performance bonds issued by such Person in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third Business Day following demand for reimbursement, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee and (viii) all Hedging Obligations of such Person.

  "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the Indenture, the Company or any Subsidiary of the Company shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

  "Non-Recourse Indebtedness" means, at any date, the aggregate amount at such date of Indebtedness of the Company or a Subsidiary of the Company in respect of which the recourse of the holder of such Indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither the Company nor any of its Subsidiaries provides any credit support.

  "Pari Passu Indebtedness" means any Indebtedness of the Company, whether outstanding on the date on which the Notes are originally issued or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

  "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Subsidiary to such Person in contemplation of such leasing.

  "Significant Subsidiary" has the meaning set forth in Regulation S-X under the Exchange Act.

EVENTS OF DEFAULT

  An Event of Default is defined in the Indenture as being: (i) default by the Company or any Guarantor for 30 days in payment of any interest on the Notes;
(ii) default by the Company or any Guarantor in any payment of principal of or premium, if any, on the Notes; (iii) default by the Company or any Guarantor in compliance with any of its other covenants or agreements in, or provisions of, the Notes, the Guarantees or the Indenture which shall not have been remedied within 60 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding; (iv) the acceleration of the maturity of any Indebtedness (other than the Notes or any Non-Recourse Indebtedness) of the Company or any Subsidiary of the Company having an outstanding principal amount of $10 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness (other than the Notes or any Non-Recourse Indebtedness) of the Company or any Subsidiary of the Company having an outstanding principal amount of $10 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without the Company or such Subsidiary, as the case may be, effecting a cure of such default; (v) a judgment or order for the payment of money in excess of $10 million (net of applicable insurance coverage) having been rendered against the Company, a Guarantor or any Significant Subsidiary of the Company and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company, a Guarantor or any Significant Subsidiary of the Company. Pursuant to the Indenture, Guarantors may not be released from their Guarantees if a Default or Event of Default has occurred and is continuing. The obligations of any Subsidiary of the Company that becomes a Guarantor are not dependent upon whether such Subsidiary becomes a Guarantor prior to or after an Event of Default. The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal of or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

  The Indenture provides that if an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or a Guarantor occurs and is continuing, the principal of and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of such Note, plus accrued interest to the date of payment. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

  The Indenture provides that no holder of a Note may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice of a continuing Event of Default, (ii) the Trustee shall have received a request from holders of at least 25% in principal amount of the Notes to pursue such remedy, (iii) the Trustee shall have been offered indemnity reasonably satisfactory to it and (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity; however, such provision does not affect the right of a holder of a Note to sue for enforcement of any overdue payment thereon.

  The holders of a majority in principal amount of the Notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

MODIFICATION AND WAIVER

  The Indenture provides that modifications and amendments to the Indenture or the Notes may be made by the Company, the Guarantors and the Trustee with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the holder of each Note then outstanding affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Note; (iii) reduce the principal of or change the fixed maturity of any Note or alter the premium or other provisions with respect to redemption; (iv) make any Note payable in money other than that stated in the Note; (v) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note; (vi) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or (vii) waive a continuing Default or Event of Default in the payment of principal of, or premium, if any, or interest on the Notes. The Indenture will provide that modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee without the consent of any holders of Notes in certain limited circumstances, including (a) to cure any ambiguity, omission, defect or inconsistency, (b) to provide for the assumption of the obligations of the Company or any Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or any such Guarantor, (c) to provide for uncertificated Notes in addition to or in place of certificated Notes, (d) to reflect the release of any Guarantor from its Guarantee, or the addition of any Subsidiary of the Company as a Guarantor, in the manner provided by the Indenture, (e) to comply with any requirement in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939 or (f) to make any change that does not adversely affect the rights of any holder of Notes in any material respect.

  The Indenture provides that the holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal, or premium, if any, or interest.

DISCHARGE AND TERMINATION

 Defeasance of Certain Obligations

  The Indenture provides that the Company and the Guarantors may terminate certain of their obligations under the Indenture, including those described under the section "Certain Covenants," if (i) the Company irrevocably deposits in trust with the Trustee cash or non-callable U.S. Government Obligations or a combination thereof sufficient to pay principal of and interest on the Notes to maturity, and to pay all other sums payable by it under the Indenture; (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iii) the Company shall have delivered to the Trustee an Opinion of Counsel from nationally recognized counsel acceptable to the Trustee or a tax ruling to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under such section and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised; (iv) the Company delivers to the Trustee certain other documents called for by the Indenture, including an Officers' Certificate and Opinions of Counsel; and (v) certain other conditions are satisfied. The Company's payment obligations and the Guarantors' Guarantees shall survive until the Notes are no longer outstanding.

 Discharge

  The Indenture provides that the Indenture shall cease to be of further effect (subject to certain exceptions relating to compensation and indemnity of the Trustee and repayment to the Company of excess money or securities) when (i) either (A) all outstanding Notes theretofore authenticated and issued (other than destroyed, lost or stolen Notes that have been replaced or paid) have been delivered to the Trustee for cancellation; or (B) all outstanding Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their stated maturity within one year and the Company has deposited or caused to be deposited with the Trustee as funds (immediately available to the holders in the case of clause (x)) in trust for such purpose an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire indebtedness on such Notes for principal and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the stated maturity, as the case may be; (ii) the Company has paid all other sums payable by it under the Indenture; and (iii) the Company has delivered to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, together with an Opinion of Counsel to the same effect.

GOVERNING LAW

  The Indenture provides that it will be governed by and will be construed in accordance with the laws of the State of New York.

THE TRUSTEE

  The Bank of New York is the Trustee under the Indenture. Its address is 10161 Centurion Parkway, 3rd Floor, Jacksonville, Florida 32256. The Company has also appointed the Trustee as the initial Registrar and as initial Paying Agent under the Indenture.

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939, as amended), it must eliminate such conflict or resign.

  The Indenture provides that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

ADDITIONAL INFORMATION

  Anyone who receives this Prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Tuboscope Inc., 2835 Holmes Road, Houston, Texas 77051, Attention: Secretary.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE BANK CREDIT FACILITY

  On February 9, 1998, the Company and a group of participating lenders, including affiliates of certain of the Initial Purchasers, agreed to amend the Bank Credit Facility. See "Plan of Distribution." The Bank Credit Facility, as amended, is a $235 million facility which includes a $130 million advance/term loan facility ("term loans") due over six years, a $100 million revolving credit facility ("revolving loans") due over five years, and a $5 million agent swingline facility due over five years. The Bank Credit Facility, as amended, will rank pari passu in right of payment with all existing and future senior unsecured obligations of the Company, including the Company's obligations under the Notes and senior in right of payment to all future indebtedness of the Company that is, by its terms, expressly subordinated to the Bank Credit Facility, as amended. The Company's obligations under the Bank Credit Facility, as amended, are guaranteed by all current and future material United States subsidiaries. All outstanding stock pledges of the Company's subsidiaries under the Bank Credit Facility were released in connection with the amendment to the Bank Credit Facility, although the participating lenders may request stock pledges from any foreign subsidiary which is a direct material subsidiary. Under the terms of the Indenture, the Notes are equally and ratably secured by any such stock pledges. The Company does not currently have any foreign subsidiaries which are direct material subsidiaries.

  As of December 31, 1997, the Company had borrowed approximately $196.8 million under the Bank Credit Facility. The Company retired $81.5 million under the Bank Credit Facility with proceeds from the Offering. Following the consummation of the offering of the Private Notes, the Company had approximately $99.3 million available for borrowing under the Bank Credit Facility, as amended.

  The revolving loans and the swingline facility may be repaid in whole or in part, at any time prior to August 6, 2001. The term loan facility requires quarterly installments with the initial payment of 3.75% of the term loan outstanding at June 30, 1997 beginning September 30, 1997 and the final payment due August 6, 2002.

  Interest rates for the revolving and term loans, at the option of the Company, are stated in either the lenders announced fluctuating commercial base rate or a Eurodollar rate plus an applicable margin ranging from 0.450% to 0.875%. Commitment fees on the unused revolving and term loan balances range from 0.175% to 0.375%. Interest is payable on all notes at calendar quarter end for base rate borrowing and on the earlier of the interest period or three months from inception for LIBOR rate borrowings. The Bank Credit Facility, as amended, requires interest rate protection agreements be maintained on at least 50% of the term loan outstanding balance, for not less than three years.

  The Bank Credit Facility, as amended, restricts the Company from paying dividends on its capital stock unless the total funded debt to capital ratio (as defined in the Bank Credit Facility, as amended) is less than 40%. The Company's total funded debt to capital ratio was 42.5% at December 31, 1997. The Bank Credit Facility, as amended, also currently restricts the optional redemption of the Notes. In addition, the Bank Credit Facility, as amended, contains financial covenants with respect to interest coverage ratio, total funded debt to capital ratio, and a minimum net worth. Management believes it is in compliance with all covenants in the Bank Credit Facility, as amended, at December 31, 1997.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

  The following general discussion summarizes certain of the material U.S. federal income of the Exchange Offer to holders of the Private Notes. This discussion is a summary for general information only and does not consider all aspects of the Private Notes in light of such holder's personal circumstances. This discussion also does not address the federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities, or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the Notes as part of a "straddle," a "hedge" against currency risk or a "conversion transaction;" persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion does not prescribe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

  This discussion is based upon the Code, existing and proposed regulations thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). The Company has not and will not seek any rulings or opinions from the IRS or counsel with respect to the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the Exchange Offer which are different from those discussed herein.

  HOLDERS OF THE PRIVATE NOTES SHOULD CONSULT THEIR OWN ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR SITUATIONS.

  The exchange of Private Notes for Exchange Notes pursuant to the Exchange Offer should not constitute a taxable exchange. As a result, a holder (i) should not recognize taxable gain or loss as a result of exchanging Private Notes for Exchange Notes pursuant to the Exchange Offer; (ii) the holding period of the Exchange Notes should include the holding period of the Private Notes exchanged therefor and (iii) the adjusted tax basis of the Exchange Notes should be the same as the adjusted tax basis of the Private Notes exchanged therefor immediately before the exchange.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period not less than 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer that requests such document in the Letter of Transmittal for use in connection with any such resale. In addition, until August 6, 1998 all dealers effecting transactions in Exchange Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement (including the expenses of one counsel for the holders of the Private Notes) and will indemnify the holders of Private Notes (including any broker-dealers), and certain parties related to such holders, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Exchange Notes offered hereby will be passed upon for the Company by James F. Maroney, III, Vice President, Secretary and General Counsel of the Company.

                                    EXPERTS

  The consolidated financial statements of Tuboscope Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets at December 31, 1997 and 1996................. F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1996, and 1995..................................................... F-4
Consolidated Statements of Common Stockholders' Equity and Redeemable
 Preferred Stock for the years ended December 31, 1997, 1996, and 1995.... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1996, and 1995..................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Tuboscope Inc.

  We have audited the accompanying consolidated balance sheets of Tuboscope Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, common stockholders' equity and redeemable preferred stock, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tuboscope Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

  As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets in 1996.

                                          Ernst & Young LLP

Houston, Texas
February 4, 1998
except for Note 13, as to which the date is February 25, 1998

                                 TUBOSCOPE INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      DECEMBER 31, DECEMBER 31,
                       ASSETS                             1997         1996
                       ------                         ------------ ------------
                                                           (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........................   $ 12,593     $ 10,407
  Accounts receivable, net...........................    144,067       96,083
  Inventory, net.....................................     78,317       47,170
  Deferred income taxes..............................        984          776
  Prepaid expenses and other.........................     11,755       11,797
                                                        --------     --------
    Total current assets.............................    247,716      166,233
                                                        --------     --------
Property and equipment:
  Land, buildings and leasehold improvements.........     79,581       73,499
  Operating equipment and equipment leased to
   customers.........................................    208,052      167,440
  Accumulated depreciation and amortization..........    (77,072)     (59,559)
                                                        --------     --------
    Net property and equipment.......................    210,561      181,380
Identified intangibles, net..........................     23,315       22,583
Goodwill, net........................................    202,301      132,125
Other assets, net....................................      2,274        2,844
                                                        --------     --------
    Total assets.....................................   $686,167     $505,165
                                                        ========     ========
               LIABILITIES AND EQUITY
               ----------------------
Current liabilities:
  Accounts payable...................................   $ 43,350     $ 28,896
  Accrued liabilities................................     76,596       41,554
  Income taxes payable...............................     15,902        4,876
  Current portion of long-term debt and short-term
   borrowings........................................     30,574       16,514
                                                        --------     --------
    Total current liabilities........................    166,422       91,840
Long-term debt.......................................    187,803      168,229
Pension liabilities..................................      8,916        9,846
Deferred taxes payable...............................     22,239       15,364
Other liabilities....................................        754          984
                                                        --------     --------
    Total liabilities................................    386,134      286,263
                                                        --------     --------
Common stockholders' equity:
Common stock, $.01 par value, 60,000,000 shares au-
 thorized, 44,235,591 shares issued and outstanding
 (41,612,495 at December 31, 1996)...................        442          416
  Paid-in capital....................................    294,402      261,932
  Retained earnings (deficit)........................     10,155      (42,949)
  Cumulative translation adjustment..................     (4,966)        (497)
                                                        --------     --------
    Total common stockholders' equity................    300,033      218,902
                                                        --------     --------
    Total liabilities and equity.....................   $686,167     $505,165
                                                        ========     ========

                            See accompanying notes.

                                 TUBOSCOPE INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
                                            (IN THOUSANDS, EXCEPT FOR SHARE
                                                  AND PER SHARE DATA)
Revenue:
  Sale of services and rental of equipment. $  335,339  $  248,415  $  182,171
  Sale of products.........................    189,892      93,016       7,844
                                            ----------  ----------  ----------
                                               525,231     341,431     190,015
                                            ----------  ----------  ----------
Costs and expenses:
  Cost of services sold and rental of
   equipment...............................    236,510     183,101     132,799
  Cost of products sold....................    120,460      58,127       4,258
  Amortization of goodwill.................      5,281       2,626       1,310
  Selling, general and administrative......     51,475      35,662      20,732
  Research and engineering costs...........     10,580       6,595       3,456
  Write-off of long-lived assets...........         --      63,061          --
  Drexel transaction costs.................         --      11,306          --
  Write-off of Italian operations..........         --       2,234          --
                                            ----------  ----------  ----------
                                               424,306     362,712     162,555
                                            ----------  ----------  ----------
Operating profit (loss)....................    100,925     (21,281)     27,460
Other expense (income):
  Interest expense.........................     14,456      13,414      12,328
  Interest income..........................       (331)       (470)       (210)
  Foreign exchange (gains) losses..........         69      (1,221)       (440)
  Minority interest........................        629         741         652
  Other, net...............................      1,153       1,243         (75)
                                            ----------  ----------  ----------
Income (loss) before income taxes and
 extraordinary loss........................     84,949     (34,988)     15,205
Provision for income taxes.................     31,845       8,238       6,386
                                            ----------  ----------  ----------
Income (loss) before extraordinary loss....     53,104     (43,226)      8,819
Extraordinary loss, net of income tax
 benefits of $3,431,000 in 1996............         --      (6,373)         --
                                            ----------  ----------  ----------
Net income (loss)..........................     53,104     (49,599)      8,819
Dividends applicable to preferred stock....         --          --         700
                                            ----------  ----------  ----------
Net income (loss) applicable to common
 stock..................................... $   53,104  $  (49,599) $    8,119
                                            ==========  ==========  ==========
Basic earnings (loss) per common share:
  Income (loss) before extraordinary item.. $     1.22  $    (1.17) $     0.44
  Extraordinary loss.......................         --        (.17)         --
                                            ----------  ----------  ----------
  Net income (loss) per common share....... $     1.22  $    (1.35) $     0.44
                                            ==========  ==========  ==========
Dilutive earnings (loss) per common share:
  Income (loss) before extraordinary item.. $     1.14  $    (1.17) $     0.44
  Extraordinary loss.......................         --        (.17)         --
                                            ----------  ----------  ----------
  Net income (loss) per common share-
   assuming dilution....................... $     1.14  $    (1.35) $     0.44
                                            ==========  ==========  ==========
Weighted average number of common shares
 outstanding:
  Basic.................................... 43,575,458  36,809,126  18,530,338
                                            ==========  ==========  ==========
  Dilutive................................. 46,946,432  36,809,126  18,530,338
                                            ==========  ==========  ==========

                            See accompanying notes.

                                 TUBOSCOPE INC.

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
                         AND REDEEMABLE PREFERRED STOCK

                               COMMON
                               STOCK           RETAINED   CUMULATIVE  REDEEMABLE
                                $.01  PAID-IN  EARNINGS   TRANSLATION PREFERRED
                                PAR   CAPITAL  (DEFICIT)  ADJUSTMENT    STOCK
                               ------ -------- ---------  ----------- ----------
                                                (IN THOUSANDS)
Balance, December 31, 1994....  $184  $115,982 $ (1,469)    $(1,273)   $ 10,175
  Common stock issued, 71,171
   shares at an average price
   of $5.59 per share.........     1       397       --          --          --
  Dividends paid during 1995
   ($5.25 per share for Series
   A Convertible Preferred
   Stock), net of December 31,
   1994 accrual...............    --        --     (525)         --        (175)
  Dividends accrued at
   December 31, 1995, ($1.75
   per share for Series A
   Convertible Preferred
   Stock).....................    --        --     (175)         --         175
  Net Income..................    --        --    8,819          --          --
  Translation adjustment......    --        --       --        (500)         --
                                ----  -------- --------     -------    --------
Balance, December 31, 1995....   185   116,379    6,650      (1,773)     10,175
  Common stock issued, 661,697
   shares at an average price
   of $6.86 per share.........     7     4,534       --          --          --
  Common stock issued,
   4,200,000 shares and
   warrants to purchase
   2,533,000 shares of common
   stock for net proceeds of
   $29,100,000................    42    29,058       --          --          --
  Common stock issued in
   merger with Drexel,
   16,704,723 shares at $6.00
   per share and 962,915
   options assumed............   167   101,976       --          --          --
  Common stock issued,
   1,500,000 shares in
   exchange for outstanding
   Series A Convertible
   Preferred Stock and
   warrants to purchase
   1,250,000 shares of common
   stock......................    15     9,985       --          --     (10,000)
  Dividends paid during 1996
   ($1.75 per share for Series
   A Convertible Preferred
   Stock).....................    --        --       --          --        (175)
  Net Loss....................    --        --  (49,599)         --          --
  Translation adjustment......    --        --       --       1,276          --
                                ----  -------- --------     -------    --------
Balance, December 31, 1996....   416   261,932  (42,949)       (497)         --
  Common stock issued, 124,766
   shares in exchange for
   outstanding debt of
   $1,871,490.................     1     1,870       --          --          --
  Common stock issued, 820,698
   shares at an average price
   of $6.71 per share.........     8     5,499       --          --          --
  Common stock issued in
   acquisition of Fiber Glass
   Systems Inc., 1,689,542
   shares at $13.00 per share.    17    21,947       --          --          --
  Tax benefit of options
   exercised..................    --     3,154       --          --          --
  Net Income..................    --        --   53,104          --          --
  Translation adjustment......    --        --       --      (4,469)         --
                                ----  -------- --------     -------    --------
Balance, December 31, 1997....  $442  $294,402 $ 10,155     $(4,966)   $     --
                                ====  ======== ========     =======    ========

                            See accompanying notes.

                                 TUBOSCOPE INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1997      1996       1995
                                                 --------  ---------  --------
                                                       (IN THOUSANDS)
Cash flows from operating activities:
Net income (loss)............................... $ 53,104  $ (49,599) $  8,819
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Depreciation and amortization...............   26,110     17,606    15,037
    Compensation related to employee 401(K)
     plan.......................................      676        229       239
    Provision (recovery) for losses on accounts
     receivable.................................    2,421        628      (272)
    Provision (recovery) for losses on
     inventory..................................    1,996        329      (275)
    Write-off of long-lived assets..............       --     63,061        --
    Write-off of unamortized debt fees..........       --      2,231        --
    Provision (benefit) for deferred income
     taxes......................................    5,976     (4,894)    3,057
    Pension amortization benefit................     (352)      (485)     (315)
    Changes in current assets and liabilities,
     net of effects from various acquisitions:
      Accounts receivable.......................  (39,339)    (4,374)     (731)
      Inventory.................................  (27,118)    (2,163)   (1,658)
      Prepaid expenses and other................      256     (4,373)     (762)
      Accounts payable, accrued liabilities and
       other....................................   11,319     (7,671)   (2,594)
      Federal and foreign income taxes payable..   11,819       (424)      158
      Pension liabilities.......................     (578)       462       878
                                                 --------  ---------  --------
    Net cash provided by operating activities...   46,290     10,563    21,581
                                                 --------  ---------  --------
Cash flows used for investing activities:
  Capital expenditures..........................  (35,190)   (18,681)   (7,645)
  Proceeds from sale-leaseback transactions.....       --      2,973    12,500
  Business acquisitions, net of cash acquired...  (36,856)   (43,236)   (5,373)
  Other.........................................     (963)    (1,513)     (566)
                                                 --------  ---------  --------
    Net cash used for investing activities......  (73,009)   (60,457)   (1,084)
                                                 --------  ---------  --------
Cash flows provided by (used for) financing
 activities:
  Borrowings under financing agreements, net....   60,567    175,090     1,844
  Principal payments under financing agreements.  (36,428)  (157,244)  (20,825)
  Cash received in Drexel merger................       --      2,101        --
  Debt issuance costs...........................       --       (785)      (95)
  Purchase of foreign currency options..........       --         --      (258)
  Dividends paid on Redeemable Series A
   Convertible Preferred Stock..................       --       (175)     (700)
  Issuance of common stock under employee stock
   plan.........................................      479        128       125
  Net proceeds from sale of common stock........    4,351     31,350        34
                                                 --------  ---------  --------
    Net cash provided by (used for) financing
     activities.................................   28,969     50,465   (19,875)
                                                 --------  ---------  --------
Effect of exchange rate changes on cash.........      (64)       442       241
                                                 --------  ---------  --------
Net increase in cash and cash equivalents.......    2,186      1,013       863
Cash and cash equivalents:
  Beginning of period...........................   10,407      9,394     8,531
                                                 --------  ---------  --------
  End of period................................. $ 12,593  $  10,407  $  9,394
                                                 ========  =========  ========

                            See accompanying notes.

                                TUBOSCOPE INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND RISK FACTORS

  On April 24, 1996, pursuant to an Agreement and Plan of Merger dated January 3, 1996, the merger of Tuboscope Inc. (the Company) and D.O.S. Ltd. (Drexel) was consummated (the "Drexel Merger"). The Merger represented the combination of the largest provider of oilfield-related inspection and coating services in the world with the world's leading provider of solids control equipment and services to the oil and natural gas industry and coiled tubing units and related pressure control equipment to oilfield service companies.

  The Company is primarily engaged in the inspection and coating of oil country tubular goods (drill pipe, line pipe, casing and tubing), the in-place inspection of oil and gas pipelines, the rental and sale of solids control equipment and services, and the sale of coiled tubing and pressure control equipment. All of these services and equipment are sold primarily to the oil and gas industry. Demand for the Company's inspection services is based, in part, on the relatively low cost of such services compared to the potential cost to a customer of the failure of a tubular or pipeline segment. Demand for the Company's coating services is based on the economic benefits of extending the life of existing tubulars, reducing the frequency of well workovers, and reducing interruptions in services and increasing the hydraulic efficiency of the wells. The Company's Solids Control operations help reduce drilling costs and minimize the environmental impact of drilling operations by removing rock cuttings and other solid contaminants from the fluids used in drilling operations. Coiled tubing equipment provides several economic benefits in oil and gas workover operations versus conventional techniques, including quicker service time and the continuous production of the well. Overall, the Company's results depend to a large extent upon the level of worldwide oil drilling and production activity, the price of oil and gas, and worldwide oil and gas inventory levels.

  The Company operates in over 54 countries in North America, Latin America, Europe, Africa, the Middle East, and the Far East. Approximately 51% of the Company's 1997 revenue was earned outside of North America, and as a result, the Company's operations are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movements of funds or result in the deprivation of contract rights or the taking of property without compensation.

  In addition, the Company has significant international customer concentrations in such countries as Saudi Arabia, Venezuela, Colombia, Argentina, Indonesia, and Thailand whose spending can be volatile based on oil price changes, the political environment, and delays in the government budget. Adverse changes in individual circumstances can have a significant negative impact on the financial performance of the Company.

  The Company's common stock became listed on the New York Stock Exchange under the symbol "TBI" on September 9, 1997. Prior to that date, the Company was listed on the Nasdaq Stock Market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

 Revenue recognition

  The Company recognizes revenue when goods are shipped or when services are rendered. On large equipment sales which have multiple completion stages and where the collection of payment is assured, the Company recognizes revenue under the percentage of completion method.

                                TUBOSCOPE INC.

 Cash and cash equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Accounts receivable

  Accounts receivable are net of allowances for doubtful accounts of approximately $3,560,000, and $2,382,000 in 1997 and 1996, respectively.

 Inventory

  The Company maintains inventory consisting of equipment components, subassemblies and expendable parts required to manufacture and support its tubular inspection equipment, coating facilities, solids control operations, and coiled tubing/pressure control operations. Equipment under production for specific sale and lease contracts is also included in equipment components and parts. Expendable parts are charged to maintenance or supply expense as used. Components and parts maintained at outlying coating and inspection facilities are generally not inventoried and are expensed upon issuance. Rehabilitated equipment and parts are restored to inventory at their net rehabilitation cost.

  Inventory is stated at the lower of cost, as determined by the weighted moving average method, or market. At December 31, inventory consists of the following (in thousands):

                                                                1997     1996
                                                               -------  -------
   Components, subassemblies and expendable parts............. $52,354  $42,689
   Equipment under production.................................  34,484   13,475
   Inventory reserve..........................................  (8,521)  (8,994)
                                                               -------  -------
     Inventory, net........................................... $78,317  $47,170
                                                               =======  =======

 Property and equipment

  Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and generally by the accelerated or modified accelerated costs recovery systems for income tax reporting purposes. Estimated useful lives are 33 years for buildings and 5-12 years for machinery and equipment. The cost of repairs and maintenance is charged to income as incurred. Major repairs and improvements are capitalized and depreciated over the remaining useful life of the asset. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Property and equipment depreciation expense was $19,142,000, $13,118,000, and $10,515,000 for
December 31, 1997, 1996, and 1995, respectively.

 Identified intangibles

  Identified intangibles are being amortized on a straight-line basis, over estimated useful lives between 5 and 40 years, and are presented net of accumulated amortization of approximately $9,998,000 and $9,059,000 at December 31, 1997 and 1996, respectively. Identified intangibles consist primarily of technology, patents, trademarks, license agreements, existing service contracts and covenants not to compete.

 Goodwill

  Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired (See Note 3). Such excess costs are being amortized on a straight-line basis over lives ranging from ten to forty years depending on the estimated economic life. Accumulated amortization at December 31, 1997 and 1996 was approximately $13,052,000 and $7,771,000 respectively.

                                TUBOSCOPE INC.

 Long-Lived Assets

  In 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). Impairment losses are recognized when indicators of impairment are present and the estimated discounted cash flows are not sufficient to recover the asset's carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value less costs to sell.

 Write-Off of Long-Lived Assets

  During the first quarter 1996, the Company recorded a write-off of long-lived assets of $63,061,000 including a writedown of approximately $50,761,000 associated with the Company's adoption of SFAS No. 121 and a decision by management to sell certain assets, primarily as a result of the Drexel Merger, which resulted in additional write-downs of approximately $12,300,000.

 Accounting for income taxes

  Deferred income taxes are recognized for the tax effects of temporary differences between the financial reported carrying amounts of assets and liabilities and the income tax amounts.

 Derivative Financial Instruments

  The Company is not a trader in financial instruments. On occasion, the Company utilizes various derivative financial instruments, including interest rate caps, interest rate swap transactions and options to manage its exposure to interest rate risk and currency fluctuations associated with specific liabilities and assets, principally debt. Substantially all of the Company's financial instruments are interest rate transactions. Interest rate swap transactions involve the receipt of fixed rate interest payments for floating rate amounts without an exchange of the underlying notional amount.

  The Company's objectives for using swap transactions on its debt are to effectively convert a portion of its floating rate term loans to a fixed rate and to hedge against the risk of rising interest rates. Expenses associated with interest rate caps and swap transactions are deferred and recognized as a component of interest expense over the term of the agreement. At December 31, 1997, the Company had an interest rate cap and various swap transactions in place (see Note 6).

  As a result of having sales and purchases denominated in currencies other than functional currencies used by the Company's foreign subsidiaries, the Company is exposed to the effect of foreign exchange rate fluctuations. To the extent possible, the Company has natural hedges to minimize the effect of rate fluctuations. When natural hedges are not sufficient, generally it is the Company's policy to enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the underlying risk. The Company does not engage in foreign exchange speculation. While forward contracts affect the Company's results of operations, they do not subject the Company to uncertainty from exchange rate movements, because gains and losses on these contracts offset losses and gains on the transactions being hedged. At December 31, 1997 the Company had no forward foreign exchange contracts outstanding.

  The fair value of the Company's financial instruments which includes cash, accounts receivable, short-term borrowings, and long-term debt, approximates their carrying amounts.

 Foreign exchange rates

  Revenue and expenses for foreign operations have been translated into U.S. dollars using average exchange rates and reflect currency exchange gains and losses resulting from transactions conducted in other than local currencies.

                                TUBOSCOPE INC.

  The assets and liabilities of certain foreign subsidiaries are translated at current exchange rates and the related translation adjustments are recorded directly in stockholders equity. For subsidiaries which operate in countries which have highly inflationary economies, certain assets are translated at historical exchange rates and all translation adjustments are reflected in the statements of operations.

 Stock Based Compensation

  The Company is permitted to recognize compensation cost related to its stock based employee compensation plans using either the intrinsic value method or the fair value method. The Company has elected to continue to use the intrinsic value method in accounting for its stock based employee compensation plans, and accordingly, compensation cost for stock options is recognized over the vesting period only to the extent the market price exceeds the exercise price on the date of grant.

 Earnings per common share

  The computation of earnings per common share is based on SFAS No. 128, "Earnings per Share" (SFAS No. 128), which was issued by the Financial Accounting Standards Board in 1997. The statement, which was effective for fiscal years ending after December 15, 1997, replaces the presentation of primary and fully diluted earnings per common share with a presentation of basic and diluted earnings per common share. Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The Company's diluted earnings per common share is calculated by adjusting the income available to common stockholders for after-tax interest expense on convertible debt ($219,000 in 1997 and $0 in 1996 and 1995) and dividing that number by the weighted average number of common shares plus shares which would be assumed outstanding assuming conversion of convertible debt, vested stock options and outstanding stock warrants under the treasury stock method, and shares to be issued pursuant to earnout provisions. Results for 1996 and 1995 have been restated to be consistent with the 1997 presentation.

 Reclassification of prior year amounts

  Certain reclassifications of 1996 and 1995 amounts have been made to conform to the 1997 financial statement presentation.

 Use of estimates in the preparation of financial statements

  The consolidated financial statements and related notes, which have been prepared in conformity with generally accepted accounting principles, require the use of management estimates. Actual results could differ from these estimates.

                                TUBOSCOPE INC.

3. ACQUISITIONS

  During 1996, the Company began to implement its strategy of executing consolidating acquisitions and adding related strategic products and services by completing seven acquisitions, including the Drexel Merger. In 1997, the Company continued its strategic plan by completing ten acquisitions and two equity investments.

  Each of the acquisitions was accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows:

                                                     1997      1996      1995
                                                   --------  ---------  -------
   Fair value of assets acquired.................. $103,083  $ 257,938  $ 6,373
   Cash paid......................................  (36,856)   (43,890)  (5,373)
   Common stock issued in Drexel Merger...........       --   (102,143)      --
   Common stock issued in other acquisitions......  (21,964)    (1,935)      --
                                                   --------  ---------  -------
     Liabilities assumed and debt issued.......... $ 44,263  $ 109,970  $ 1,000
                                                   ========  =========  =======

   The purchase price of the fiscal 1997 acquisitions exceeded the preliminary allocation of the fair value of assets acquired by $66,449,000. The purchase price of the fiscal 1996 acquisitions exceeded the allocation of the fair value of assets acquired by $105,185,000, principally as a result of the Drexel Merger.

  The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if these acquisitions had occurred at the beginning of 1996. The pro forma information includes certain adjustments which give effect to amortization of goodwill, interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 1996.

                                                               1997     1996
                                                             -------- --------
   Revenue.................................................. $559,213 $479,458
   Income (loss) before extraordinary loss.................. $ 55,145 $(36,358)
   Net income (loss)........................................ $ 55,145 $(42,731)
   Earnings (loss) per share................................ $   1.17 $  (0.96)

  Excluding the write-off of long-lived assets, the write-off of Italian operations, the Drexel transaction costs, and the extraordinary loss, pro forma net income would have been $32,244,000 and pro forma earnings per share would have been $0.72 in 1996.

  A discussion of the significant acquisitions follows for each of the respective years:

 Fiscal 1997

  On March 7, 1997, the Company acquired Fiber Glass Systems, Inc. ("FGS"), a manufacturer of premium fiberglass tubulars used in corrosive oilfield applications, for an aggregate purchase price of $32,668,270. The purchase price includes 1,689,542 shares of Common Stock of the Company valued at $13.00 per share and $906,869 in cash. Approximately $9.8 million of the purchase price was accrued at December 31, 1997, and such payment is expected to be made substantially in common stock in the first half of 1998. The Company also assumed debt of $5,250,000 as part of the acquisition of FGS.

  In addition to the acquisition of FGS, the Company completed ten additional acquisitions and two equity investments for an aggregate purchase price of $48,675,000 consisting of cash of $35,949,000, notes payable of $4,276,000 and accrued cash payments of $8,450,000. In addition, the Company assumed debt of $1,989,000 as part of these acquisitions.

                                TUBOSCOPE INC.

 Fiscal 1996

  During 1996, the Company executed seven acquisitions, including the Drexel Merger. Upon consummation of the Drexel Merger, the Company issued 16,704,723 shares of Company Common Stock valued at $102,143,000. In addition, the Company sold to SCF-III, L.P., a Delaware limited partnership ("SCF"), 4,200,000 shares of Company Common Stock and warrants to purchase 2,533,000 shares of Company Common Stock at an exercise price of $10 per share expiring on December 31, 2000, for an aggregate purchase price of $31,000,000 (net proceeds of $29,100,000). Also in connection with the Drexel Merger, Baker Hughes Incorporated ("Baker Hughes") exchanged all of its 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share, of the Company for 1,500,000 shares of Company Common Stock and warrants to purchase 1,250,000 shares of Company Common Stock at an exercise price of $10 per share expiring on December 31, 2000. In connection with the Drexel Merger, the Company recorded $11,306,000 of transaction costs, including severance costs of former executive officers and consolidation costs of personnel and facilities.

  The Company completed seven additional acquisitions in 1996 for total consideration of $53,312,000. The consideration included cash of $43,236,000 notes payable of $8,141,000 and 129,967 shares of Company Common Stock valued at $1,935,000. In addition, the Company assumed debt of $7,493,000 as part of these acquisitions.

 Fiscal 1995

  In September 1995, the Company acquired the assets and operations of its former agent in Argentina for $6,131,000 in cash and the assumption of $242,000 in debt. The assets purchased included inspection equipment used in the inspection of oil country tubular goods, sucker rod inspection technology, and covenant not to compete agreements with the former owners.

4. ACCRUED LIABILITIES

  At December 31, accrued liabilities consist of the following (in thousands):

                                                                 1997    1996
                                                                ------- -------
   Compensation................................................ $14,580 $13,466
   Insurance...................................................   4,678   4,211
   Real estate, sales and other taxes..........................   4,045   3,346
   Payable to sellers for acquisitions.........................  18,247      --
   Other.......................................................  35,046  20,531
                                                                ------- -------
                                                                $76,596 $41,554
                                                                ======= =======

5. INCOME TAXES

  The components of income (loss) before income taxes and extraordinary loss consist of the following (in thousands):

                                                            DECEMBER 31,
                                                      -------------------------
                                                       1997     1996     1995
                                                      ------- --------  -------
   Domestic.......................................... $52,769 $(54,022) $(2,610)
   Foreign...........................................  32,180   19,034   17,815
                                                      ------- --------  -------
                                                      $84,949 $(34,988) $15,205
                                                      ======= ========  =======

Such income is inclusive of various intercorporate eliminations of income or expense items, such as royalties, interest and similar items that are taxable or deductible in the respective locations. Such income is also inclusive of export sales by domestic locations. Therefore, the relationship of domestic and foreign taxes to reported domestic and foreign income is not representative of actual effective tax rates.

                                TUBOSCOPE INC.

  The provision (benefit) for income taxes before extraordinary loss consists of the following at December 31 (in thousands):

                                                        1997    1996     1995
                                                       ------- -------  -------
   Current provision:
     Domestic......................................... $15,996 $ 4,034  $ 2,179
     Foreign..........................................   9,873   9,098    1,150
                                                       ------- -------  -------
       Total current provision........................  25,869  13,132    3,329
                                                       ------- -------  -------
   Deferred provision (benefit):
     Domestic.........................................     934  (5,492)  (2,481)
     Foreign..........................................   5,042     598    5,538
                                                       ------- -------  -------
       Total deferred provision (benefit).............   5,976  (4,894)   3,057
                                                       ------- -------  -------
       Total provision................................ $31,845 $ 8,238  $ 6,386
                                                       ======= =======  =======

  In 1996 the Company recorded a current tax benefit of $3,431,000 related to the extraordinary loss of $9,804,000. The reconciliation of the expected to the computed tax provision (benefit) is as follows at December 31 (in thousands):

                                                       1997      1996     1995
                                                      -------  --------  ------
   Tax expense (benefit) at federal statutory rate... $29,732  $(12,246) $5,322
   Incremental effect of foreign operations..........   1,582     3,729     163
   Nondeductible goodwill amortization...............   1,004       591     266
   Nondeductible write-off of long-lived assets and
    Drexel transaction costs.........................      --    16,071      --
   State income taxes, net of federal benefit........     228       130      33
   Other, net........................................    (701)      (37)    602
                                                      -------  --------  ------
                                                      $31,845  $  8,238  $6,386
                                                      =======  ========  ======

                                TUBOSCOPE INC.

  Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 are as follows (in thousands):

                                                       DECEMBER 31, DECEMBER 31,
                                                           1997         1996
                                                       ------------ ------------
Gross deferred tax assets:
  Receivables.........................................   $  4,567     $     --
  Domestic and foreign net operating losses...........      1,997        3,276
  Accrued liabilities and other reserves..............      2,310        3,104
  Inventory reserves..................................      3,055        2,791
  Other deferred tax assets...........................        527        1,056
                                                         --------     --------
    Subtotal gross deferred tax assets................     12,456       10,227
  Valuation allowance.................................     (1,651)      (1,171)
                                                         --------     --------
Net deferred tax assets...............................     10,805        9,056
                                                         --------     --------
Gross deferred tax liabilities:
  Property and equipment..............................    (17,194)     (15,012)
  Intangible assets...................................     (1,112)      (1,015)
  Reserve for foreign earnings........................     (6,500)      (4,402)
  Pension liability...................................     (1,142)      (1,290)
  All other...........................................     (6,112)      (1,925)
                                                         --------     --------
Gross deferred tax liabilities........................    (32,060)     (23,644)
                                                         --------     --------
Total net deferred tax liability......................   $ 21,255     $ 14,588
                                                         ========     ========

  The total net deferred tax liability is comprised of $984,000 of net current tax assets and $22,239,000 net noncurrent deferred tax liabilities.

  The Company has undistributed earnings of foreign subsidiaries, as calculated under the laws of the jurisdiction in which the foreign subsidiary is located, of approximately $41,754,000 at December 31, 1997. If such earnings were repatriated, foreign withholding taxes of approximately $2,370,000 would result. The Company has already recognized and provided federal income taxes related to the majority of these earnings of its foreign subsidiaries. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the balance of such earnings were to be distributed.

  At December 31, 1997 the Company has $2,188,000 of domestic net operating losses which will be carried forward and will expire between 2007 and 2011. The Company also has approximately $3,372,000 of foreign net operating loss carryforwards.

  The Company has a valuation allowance of $1,651,000 against these net operating losses as the Company believes that the corresponding deferred tax asset may not be fully realizable. The Company's valuation allowance for these loss carryforwards increased from $1,171,000 at December 31, 1996 to $1,651,000 at December 31, 1997. This increase is principally related to current year net operating losses.

  The Company is currently engaged in tax audits and appeals in various tax jurisdictions. The years covered by each audit or appeal vary considerably among legal entities. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

                                TUBOSCOPE INC.

6. LONG-TERM DEBT

  At December 31, long-term debt consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1997     1996
                                                              -------- --------
                                                               (IN THOUSANDS)
$130,000,000 Term Notes payable to lenders, interest at
 6.625% at December 31, 1997. Principal and interest payable as described below through August 6, 2002................... $115,282 $130,000
$100,000,000 Revolving Facility expiring August 6, 2001.
 Interest ranging from 6.5% to 6.625% at December 31, 1997
 payable as described below..................................   79,020   28,520
$5,000,000 Unsecured convertible subordinated Promissory
 Notes, interest at 7.0%. Principal and interest payable
 beginning January 31, 1998 and each January 31 thereafter
 through January 31, 2002....................................    5,000    5,000
$5,000,000 Swingline Facility expiring August 6, 2001.
 Interest of 8.5% at December 31, 1997 payable as described
 below.......................................................    2,500    3,000
Other........................................................   16,575   18,223
                                                              -------- --------
Total debt...................................................  218,377  184,743
Less: Current maturities.....................................   30,574   16,514
                                                              -------- --------
  Long-term debt due after one year.......................... $187,803 $168,229
                                                              ======== ========

  Principal payments of long-term debt for years subsequent to 1998 are as follows (in thousands):

      1999............................................................. $ 29,527
      2000.............................................................   30,337
      2001.............................................................  113,333
      2002.............................................................   12,532
      Thereafter.......................................................    2,074
                                                                        --------
                                                                        $187,803
                                                                        ========

  On August 6, 1996, the Company's principal subsidiaries entered into a new Senior Credit Agreement (the "Credit Agreement") with a group of participating lenders. The agreement included a $130,000,000 advance/term loan facility ("term loans") due over six years, a $100,000,000 revolving credit facility ("revolving loans") due over five years, and a $5,000,000 agent swingline facility due over six years. These obligations are guaranteed by the Company and listed subsidiaries of the Company, and secured by the stock pledge of listed subsidiaries of the Company. Proceeds from these loans were used to retire the debt balances outstanding under the previous senior credit agreement, to finance growth and acquisitions, and to retire in the fourth quarter 1996 the $75,000,000 10 3/4% Senior Subordinated Notes ("the Notes") of the Company. In connection with the retirement of the Notes, the Company recorded a before tax extraordinary charge of approximately $9,804,000 ($6,373,000 after tax), consisting of $2,231,000 of unamortized debt cost and $7,573,000 of premium and other cash costs paid on redemption.

  The revolving loans and the swingline facility may be repaid in whole or in part, at any time prior to August 6, 2001. At December 31, 1997 the Company had outstanding letters of credit amounting to approximately $4,494,400 and an available facility of approximately $16,485,600 on the $100,000,000 revolving line of credit. Outstanding letters of credit on the Swingline were approximately $1,236,202 and availability under the facility was $1,263,798. The outstanding balance on the term loans became fixed on June 30, 1997. The term loan facility requires quarterly installments through August 6, 2002. Mandatory prepayment is required when the Company generates excess cash flow as defined, or upon transfer of certain assets. An excess cash flow payment of $4,968,000 was made on December 31, 1997.

                                TUBOSCOPE INC.

  Interest rates for the revolving and term loans, at the option of the Company, are stated in either the lenders announced fluctuating commercial base rate or a Eurodollar rate plus an applicable margin ranging from 0.450% to 0.875%. Commitment fees on the unused revolving and term loan balances range from 0.175% to 0.375%. Interest is payable on all notes at calendar quarter end for base rate borrowing and on the earlier of the interest period or three months from inception for LIBOR rate borrowings. The credit agreement requires interest rate protection agreements be maintained on at least 50% of the term loan outstanding balance, for not less than three years.

  The Company actively monitors its interest rate exposure by entering into interest rate swap, cap, floor, and collar agreements to reduce the impact of changes in interest rates on its floating rate debt. The Company entered into two interest rate swap transactions on October 31, 1996 in notional amounts of $25,000,000 each ("Swap1"), effective February 13, 1997, and expiring February 13, 1999, with the issuer (ABN Amro Bank N.V. for one swap and The Chase Manhattan Bank, the other) ("the counterparties") having the option to extend the termination date to February 13, 2000. In addition, on December 27, 1996 the Company entered into two additional swap transactions with the same counterparties with notional amounts of $20,000,000 each, ("Swap2"), effective February 13, 1997 and expiring February 14, 2000. The Company also entered into a $40,000,000 zero cost collar agreement with ABN Bank N.V. on May 14, 1997.

  The swap transactions and collar are used to hedge $130,000,000 of the Company's variable interest rate risk. Swap 1 sets a fixed rate of 5.82% for the swap transaction with ABN Amro and 5.81% for the swap transaction with the Chase Manhattan Bank. Swap 2 sets a fixed rate for both swap transactions at 6.14%. The total interest rate for the Company will include the fixed rate for all swap transactions plus a margin as defined in the term loan agreement. The counterparties to the contract will pay the Company based on USD-LIBOR-BBA at the set date (February 13, 1997), and this will be reset each six months until termination. The swap transactions can be canceled by the Company paying a cancellation fee based upon prevailing market conditions and remaining life of the agreement.

  The $40,000,000 Collar Agreement requires the counterparty to pay the Company if Libor exceeds 7.77% at each six month reset period. The payment due the Company is calculated by multiplying the notional amount by the portion of the rate which is greater than 7.77%. If Libor is less than 5.95%, the Company pays the counterparty the notional amount multiplied by the amount the rate is less than 5.95% at the six month reset period. This effectively establishes a Libor ceiling at 7.77% on $40,000,000 of the Company's variable rate debt.

  The Company contracts with investment grade counterparties to these contracts and monitors overall credit risk and exposure related to all counterparties. The Company does not anticipate non-performance by any counterparties and exposure is generally limited to any unrealized gains in the contracts. Gains and losses on interest cap and swap transactions are recognized as a component of interest expense in the same period as the underlying transactions.

  The estimated fair value (obtained through independent confirmation) of the swap and collar transactions at December 31, 1997 were as follows (in thousands):

                                                                      1997
                                                                 --------------
                                                        NOTIONAL CARRYING FAIR
                        COUNTERPARTY                     AMOUNT   AMOUNT  VALUE
                        ------------                    -------- -------- -----
      ABN AMRO......................................... $25,000     --    $ (48)
      ABN AMRO......................................... $20,000     --    $(102)
      CHASE BANK....................................... $25,000     --    $ (43)
      CHASE BANK....................................... $20,000     --     (104)
      ABN AMRO......................................... $40,000     --    $(233)

                                TUBOSCOPE INC.

  Total debt includes $9,982,104 of promissory notes to former owners of businesses acquired who remain employed by the Company.

  The Credit Agreement restricts the Company from paying dividends on its capital stock until all mandatory prepayments have been made from excess cash flow (as defined in the Credit Agreement) and the total funded debt to capital ratio (as defined in the Credit Agreement) is not greater than 40%. The Company's total funded debt to capital ratio (calculated as defined under the agreement) was 42.5% at December 31, 1997. The credit agreement also contains financial covenants with respect to interest coverage ratio, total funded debt to capital ratio, and a minimum net worth. The Company believes it is in compliance with all covenants in the credit agreement at December 31, 1997.

  Subsequent to December 31, 1997, the Company reached an agreement in principle to amend the Credit Agreement with a group of participating lenders. The Credit Agreement, as amended, will rank pari passu with all existing and future senior unsecured obligations of the Company. The agreement, as amended, will include a $130,000,000 advance/term loan facility due over six years, a $100,000,000 revolving credit facility due over five years and a $5,000,000 swingline facility due over five years. The Credit Agreement, as amended, will be guaranteed by the Company's material United States subsidiaries. All outstanding stock pledges of the Company's subsidiaries under the Credit Agreement will be released in connection with the amendment to the Credit Agreement, although the participating lenders under the amended agreement will be able to request stock pledges from material direct foreign subsidiaries. Under the Credit Agreement, as amended, unlike the current Credit Agreement, the Company will not be required to make mandatory prepayments out of excess cash flow.

7. COMMON STOCKHOLDERS' EQUITY

  A stockholder approved stock option plan reserves and authorizes the grant of options to purchase up to 3,990,952 shares of common stock to officers and key employees of the Company and 200,000 shares for non- employee members of the Board of Directors. Prior to January 1, 1997, options granted were generally exercisable in installments over five year periods. The options granted in 1997 are exercisable in installments over three year periods starting one year from the date of grant and generally expire ten years from the date of grant.

                                TUBOSCOPE INC.

  The following summarizes options activity:

                                               YEARS ENDED DECEMBER 31,
                                          -------------------------------------
                                             1997         1996         1995
                                          -----------  -----------  -----------
   Shares under option at beginning of
    year................................    2,200,670    1,505,624    1,325,653
   Drexel Merger grants.................           --      962,915           --
   Granted..............................      363,306      183,200      245,000
   Canceled.............................      (47,398)      (3,339)     (55,096)
   Exercised............................     (748,732)    (447,730)      (9,933)
                                          -----------  -----------  -----------
   Shares under option at end of year...    1,767,846    2,200,670    1,505,624
                                          -----------  -----------  -----------
   Average price of outstanding options.  $      7.35  $      5.71  $      6.45
                                          ===========  ===========  ===========
   Price range of options outstanding...  $.32-$28.75  $.32-$12.75  $.32-$6.875
                                          ===========  ===========  ===========
   Exercisable at end of year...........      887,171    1,412,732      772,374
                                          ===========  ===========  ===========
   Options available for grant at end of
    year................................    1,188,222    1,504,130      455,333
                                          ===========  ===========  ===========

  Substantially all outstanding options were priced between $3.55 and $14.00 per share at December 31, 1997. The weighted average of the remaining contractual life for the outstanding options at December 31, 1997 was 5.7 years. The weighted average fair value of options granted during 1997 and 1996 was $5.32 and $2.83, respectively. Assuming that the Company had accounted for its stock-based employee compensation plans using the alternative fair value method of accounting under SFAS No. 123, "Accounting for Stock-Based Compensation" and amortized the fair value to expense over the options' respective vesting periods, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands):

                                                               1997     1996
                                                              ------- --------
   Net Income (loss):
     As reported............................................. $53,104 $(49,599)
                                                              ======= ========
     Pro forma SFAS 123...................................... $52,663 $(49,909)
                                                              ======= ========
   Diluted Earnings (loss) per share:
     As reported............................................. $  1.14 $  (1.35)
                                                              ======= ========
     Pro forma SFAS 123...................................... $  1.13 $  (1.36)
                                                              ======= ========

  The fair value of each option grant was estimated on the date of grant using a Black Scholes option pricing model with the following assumptions for 1997 and 1996, respectively; risk free interest rates of 5.5% for both years; expected lives of contracts of 3 and 5 years; and volatility of 48.1 percent and 47.1 percent.

  At the 1993 Annual Meeting of Stockholders, the stockholders approved a qualified stock purchase plan within the meaning of Section 423(b) of the Internal Revenue Code of 1986. As part of such plan, a maximum of 100,000 shares of the Company's common stock was authorized to be sold. The plan was activated in 1994, and 41,288, 20,042, and 24,179, shares were issued at an average price of $11.58 per share, $6.37 per share, and $5.16 per share in 1997, 1996, and 1995, respectively.

  In 1997 the Company established the Executive Stock Match Program (SMP) for certain executive and key employees. Based on certain formulas, the Company agreed to match stock ownership of these employees as of

                                TUBOSCOPE INC.

June 30, 1997. The total shares to be matched were 342,327 shares with a value of $6,805,461. This compensation cost is being amortized over the vesting life associated with the plan of ten years. All matched stock will be held by the Company until the earlier of 100% vesting by the employee, the expiration of the SMP, or termination of employment from the Company. The matched stock will also vest 100% due to a change in control of the Company.

8. RETIREMENT AND OTHER BENEFIT PLANS

  On May 13, 1988, TVI adopted a defined contribution retirement plan, which covers substantially all domestic employees. Employees may voluntarily contribute up to 20% of compensation, as defined, to the plan. The participants' contributions are matched in common stock by the Company up to a maximum of 1 1/2% of compensation. Contributions were approximately $676,000 (31,915 shares at an average transfer price of $21.17), $229,000 (20,537 shares at an average transfer price of $11.13), and $239,000 (36,680 shares at an average transfer price of $6.51) for 1997, 1996, and 1995 respectively.

  The Company has two defined benefit pension plans in Germany covering substantially all full-time employees. Plan benefits are based on years of service and employee compensation for the last three years of service. The plans are unfunded and benefit payments are made directly by the Company. Pension expense includes the following components for the fiscal years ending December 31, 1997, 1996, and 1995 (in thousands):

                                                            1997   1996   1995
                                                            -----  -----  -----
   Service cost............................................ $ 225  $ 260  $ 292
   Interest cost...........................................   522    561    564
   Net amortization........................................  (352)  (485)  (315)
                                                            -----  -----  -----
     Pension expense....................................... $ 395  $ 336  $ 541
                                                            =====  =====  =====

  The following table sets forth the amounts recognized in the Company's consolidated balance sheets (in thousands):

                                                                   1997   1996
                                                                  ------ ------
   Actuarial present value of benefit obligations:
     Vested...................................................... $6,689 $7,162
     Non-Vested..................................................    268    296
                                                                  ------ ------
   Accumulated benefit obligation................................  6,957  7,458
   Additional amounts related to projected pay increases.........    507    556
                                                                  ------ ------
   Total projected benefit obligations...........................  7,464  8,014
   Unrecognized net gain.........................................  1,609  1,961
                                                                  ------ ------
   Pension liability.............................................  9,073  9,975
   Less--amount included in current liabilities..................    157    129
                                                                  ------ ------
   Noncurrent portion of pension liability....................... $8,916 $9,846
                                                                  ====== ======

  The rate of increase in future compensation levels used in determining the projected benefit obligations was 2% for December 31, 1997 and 1996, and 3% for December 31, 1995. The discount rate was 7% for December 31, 1997, 1996, and 1995. The unrecognized net gain from the change in projected compensation levels is being amortized over ten years.

                                TUBOSCOPE INC.

9. COMMITMENTS AND CONTINGENCIES

  The Company is subject to legal proceedings for events which arise in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the results of operations or financial position of the Company.

  The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals.

  Rental expense related to operating leases approximated $15,437,000, $12,940,000, and $8,258,000 in 1997, 1996, and 1995, respectively.

  Future minimum lease commitments under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1997 are payable as follows (in thousands):

   1998................................................................ $ 9,721
   1999................................................................   7,000
   2000................................................................   5,926
   2001................................................................   4,722
   2002................................................................   3,406
   Thereafter..........................................................   9,259
                                                                        -------
     Total future lease commitments.................................... $40,034
                                                                        =======

10. CONSOLIDATED STATEMENT OF CASH FLOWS

  During 1997 the Company issued 124,766 shares of common stock to retire approximately $1,871,000 of outstanding notes related to the acquisition of SSR. During 1996 the Company issued 1,500,000 shares of common stock and warrants to purchase 1,250,000 shares of common stock at an exercise price of $10.00 per share in exchange for all of the Company's 100,000 shares of Series A Convertible Preferred Stock, par value $.01 per share. Dividends accrued on preferred stock were $175,000 in 1995.

  Supplemental disclosure of cash flow information (in thousands):

                                                         1997    1996    1995
                                                        ------- ------- -------
   Cash paid during the period for:
     Interest.......................................... $12,876 $14,836 $12,978
                                                        ======= ======= =======
     Taxes (net of refunds)............................ $13,629 $ 9,749 $ 3,306
                                                        ======= ======= =======

                                TUBOSCOPE INC.

11. FINANCIAL INFORMATION RELATING TO FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

  Information about the Company's operations in various geographic areas is presented below. The Company's areas of operation outside the United States are grouped into six geographic areas, representative of the major markets served. Revenue from unaffiliated customers represents total net revenue from the respective areas after elimination of inter-geographic transactions. U.S. exports are shown with the corresponding destination of the product or service. Operating profit (loss) represents revenue less operating costs and expenses corresponding to the specific geographic areas. Identifiable assets are those assets used in the geographic areas listed and reflect eliminations of inter-geographic balances.

                          UNITED                       FAR    MIDDLE    LATIN      OTHER
                          STATES   CANADA   EUROPE    EAST     EAST    AMERICA INTERNATIONAL CONSOLIDATED
                         --------  ------- --------  -------  -------  ------- ------------- ------------
                                                        (IN THOUSANDS)
YEAR ENDED 12/31/97:
Total revenue:
  Unaffiliated
   customers............ $276,651  $49,146 $ 85,144  $23,586  $21,259  $67,190    $ 2,255      $525,231
  U.S. export sales.....  (80,647)  11,008   18,084    8,213    4,851   27,899     10,592            --
                         --------  ------- --------  -------  -------  -------    -------      --------
TOTAL................... $196,004  $60,154 $103,228  $31,799  $26,110  $95,089    $12,847      $525,231
                         ========  ======= ========  =======  =======  =======    =======      ========
Operating profit........ $ 17,719  $21,257 $ 20,825  $ 8,080  $ 4,395  $26,447    $ 2,202      $100,925
                         ========  ======= ========  =======  =======  =======    =======      ========
Identifiable assets..... $448,916  $57,042 $ 85,687  $21,122  $10,498  $62,802    $   100      $686,167
                         ========  ======= ========  =======  =======  =======    =======      ========
YEAR ENDED 12/31/96:
Total revenue:
  Unaffiliated
   customers............ $167,826  $26,013 $ 70,703  $19,061  $15,830  $41,636    $   362      $341,431
  U.S. export sales.....  (48,451)   3,052   11,253    4,530    5,867   10,610     13,139            --
                         --------  ------- --------  -------  -------  -------    -------      --------
TOTAL................... $119,375  $29,065 $ 81,956  $23,591  $21,697  $52,246    $13,501      $341,431
                         ========  ======= ========  =======  =======  =======    =======      ========
Operating profit........ $(29,699) $ 9,394 $ (4,639) $(3,097) $(6,879) $11,470    $ 2,169      $(21,281)
                         ========  ======= ========  =======  =======  =======    =======      ========
Identifiable assets..... $243,594  $43,108 $111,049  $27,018  $17,272  $58,100    $ 5,024      $505,165
                         ========  ======= ========  =======  =======  =======    =======      ========
YEAR ENDED 12/31/95:
Total revenue:
  Unaffiliated
   customers............ $ 92,928  $13,664 $ 47,722  $15,785  $13,613  $ 5,795    $   508      $190,015
  U.S. export sales.....  (12,481)      14    1,111    2,920       30    4,110      4,296            --
                         --------  ------- --------  -------  -------  -------    -------      --------
TOTAL................... $ 80,447  $13,678 $ 48,833  $18,705  $13,643  $ 9,905    $ 4,804      $190,015
                         ========  ======= ========  =======  =======  =======    =======      ========
Operating profit........ $  3,463  $ 5,383 $  7,764  $ 4,939  $ 1,721  $ 3,294    $   896      $ 27,460
                         ========  ======= ========  =======  =======  =======    =======      ========
Identifiable assets..... $156,733  $12,356 $ 90,567  $27,881  $ 9,892  $ 8,510    $   740      $306,679
                         ========  ======= ========  =======  =======  =======    =======      ========

                                TUBOSCOPE INC.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Summarized quarterly financial information for 1997, 1996 and 1995 is as follows:

                                                                 BASIC   DILUTIVE
                                                                EARNINGS EARNINGS
                                                                 (LOSS)   (LOSS)
                                           OPERATING    NET       PER      PER
                                            PROFIT     INCOME    COMMON   COMMON
                                  REVENUE   (LOSS)     (LOSS)    SHARE    SHARE
                                  -------- ---------  --------  -------- --------
                                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
1997
 First Quarter................... $105,501 $ 18,174   $  8,599   $ 0.20   $ 0.19
 Second Quarter..................  125,995   25,154     12,947     0.30     0.28
 Third Quarter...................  141,411   27,780     15,037     0.34     0.32
 Fourth Quarter..................  152,324   29,817     16,521     0.37     0.34
                                  -------- --------   --------   ------   ------
   Total Year.................... $525,231 $100,925   $ 53,104   $ 1.22   $ 1.14
                                  ======== ========   ========   ======   ======
1996
 First Quarter................... $ 47,018 $(57,244)  $(55,589)  $(2.97)  $(2.97)
 Second Quarter..................   94,643    4,910     (1,187)   (0.02)   (0.02)
 Third Quarter...................   94,672   15,405      6,796     0.16     0.16
 Fourth Quarter..................  105,098   15,648        381     0.01     0.01
                                  -------- --------   --------   ------   ------
   Total Year.................... $341,431 $(21,281)  $(49,599)  $(1.35)  $(1.35)
                                  ======== ========   ========   ======   ======
1995
 First Quarter................... $ 43,686 $  4,661   $  1,042   $ 0.05   $ 0.05
 Second Quarter..................   45,652    5,784      1,872     0.09     0.09
 Third Quarter...................   47,067    7,012      2,002     0.10     0.10
 Fourth Quarter..................   53,610   10,003      3,903     0.20     0.20
                                  -------- --------   --------   ------   ------
   Total Year.................... $190,015 $ 27,460   $  8,819   $ 0.44   $ 0.44
                                  ======== ========   ========   ======   ======

  The first three quarters of 1997, 1996, and 1995 per share amounts have been restated to comply with SFAS No. 128 (See Note 2).

  The fourth quarter 1996 results included an extraordinary charge of $6,373,000 (net of $3,431,000 tax benefit) related to the early retirement of the Company's $75,000,000 Senior Subordinated Notes. In addition, the fourth quarter 1996 results included a $2,234,000 write-off of Italian assets. The second quarter 1996 results included $11,206,000 of Drexel transaction costs related primarily to severance costs for former executive officers of the Company and consolidation costs associated with the Tuboscope operations. The first quarter 1996 results included the write-off of long-term assets of $63,061,000 associated with the adoption of SFAS No. 121 and the decision by management to sell certain assets.

13. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

  On February 25, 1998, the Company issued $100.0 million of 7 1/2% Senior Notes due 2008 ("Notes"). The Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company (collectively "Guarantor Subsidiaries" and individually "Guarantor"). Each of the guarantees is an unsecured obligation of the Guarantor and ranks pari passu with the guarantees provided by and the obligations of such Guarantor Subsidiaries under the Bank Credit Facility and with all existing and future unsecured indebtedness of such Guarantor for borrowed money that is not, by its terms, expressly subordinated

                                TUBOSCOPE INC.

in right of payment to such guarantee. A portion of the net proceeds from the issuance of the Notes was used by the Company to repay indebtedness outstanding under the Company's Credit Agreement. The remaining net proceeds will be used to finance future acquisitions, working capital and general corporate purposes. The following condensed consolidating balance sheets as of December 31, 1997 and 1996 and the related condensed consolidating statements of operations and cash flows for each of the three years in the period ended December 31, 1997 should be read in conjunction with the notes to these consolidated financial statements.

                                         YEAR ENDED DECEMBER 31, 1997
                         --------------------------------------------------------------
                                                     NON-
                         TUBOSCOPE   GUARANTOR    GUARANTOR
                           INC.     SUBSIDIARIES SUBSIDIARIES ELIMINATIONS CONSOLIDATED
                         ---------  ------------ ------------ ------------ ------------
CONDENSED CONSOLIDATING
 BALANCE SHEET
Current assets:
  Cash and cash
   equivalents.......... $    --      $   (876)    $ 13,469    $     --      $ 12,593
  Accounts receivable,
   net..................      522       98,863      168,007     (123,325)     144,067
  Inventory, net........      --        47,731       30,586          --        78,317
  Other current assets..      --         7,519        5,220          --        12,739
                         --------     --------     --------    ---------     --------
    Total current
     assets.............      522      153,237      217,282     (123,325)     247,716

Investment in
 subsidiaries...........  317,955      202,672          --      (520,627)         --
Property and equipment,
 net....................      --       133,414       77,147          --       210,561
Identified intangibles,
 net....................      --        23,315          --           --        23,315
Goodwill, net...........      --        97,049      105,252          --       202,301
Other assets, net.......      --         1,249        1,025          --         2,274
                         --------     --------     --------    ---------     --------
    Total assets........ $318,477     $610,936     $400,706    $(643,952)    $686,167
                         ========     ========     ========    =========     ========

Current liabilities:
  Accounts payable......  $ 8,647     $ 23,157     $134,871    $(123,325)    $ 43,350
  Accrued liabilities...    9,797       41,228       25,571          --        76,596
  Income taxes payable..      --         9,268        6,634          --        15,902
  Current portion of
   long-term debt.......      --        27,853        2,721          --        30,574
                         --------     --------     --------    ---------     --------
    Total current
     liabilities........   18,444      101,506      169,797     (123,325)     166,422

Long-term debt..........      --       184,018        3,785          --       187,803
Pension liabilities.....      --           --         8,916          --         8,916
Deferred taxes payable..      --         4,725       17,514          --        22,239
Other liabilities.......      --           --           754          --           754
                         --------     --------     --------    ---------     --------
    Total liabilities...   18,444      290,249      200,766     (123,325)     386,134

Common stock............      442          --           --           --           442
Paid in capital.........  294,402      304,196      170,006     (474,202)     294,402
Retained earnings
 (deficit)..............   10,155       16,491       34,900      (51,391)      10,155
Cumulative translation
 adjustment.............   (4,966)         --        (4,966)       4,966       (4,966)
                         --------     --------     --------    ---------     --------
    Total common
     stockholders'
     equity.............  300,033      320,687      199,940     (520,627)     300,033
                         --------     --------     --------    ---------     --------
    Total liabilities
     and equity......... $318,477     $610,936     $400,706    $(643,952)    $686,167
                         ========     ========     ========    =========     ========

                                 TUBOSCOPE INC.

                                          YEAR ENDED DECEMBER 31, 1996
                         ---------------------------------------------------------------
                         TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                           INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                         ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 BALANCE SHEET
Current assets:
  Cash and cash
   equivalents.......... $      9     $    637     $  9,761     $     --      $ 10,407
  Accounts receivable,
   net..................       17      141,162      119,508      (164,604)      96,083
  Inventory, net........      --        31,215       15,955           --        47,170
  Other current assets..      --         5,262        7,311           --        12,573
                         --------     --------     --------     ---------     --------
    Total current
     assets.............       26      178,276      152,535      (164,604)     166,233

Investment in
 subsidiaries...........  228,502      159,545          --       (388,047)         --
Property and equipment,
 net....................      --        87,867       93,513           --       181,380
Identified intangibles,
 net....................      --        22,583          --            --        22,583
Goodwill, net...........      --        46,370       85,755           --       132,125
Other assets, net.......      --         1,836        1,008           --         2,844
                         --------     --------     --------     ---------     --------
    Total assets........ $228,528     $496,477     $332,811     $(552,651)    $505,165
                         ========     ========     ========     =========     ========

Current liabilities:
  Accounts payable...... $  7,068     $ 59,201     $127,231     $(164,604)    $ 28,896
  Accrued liabilities...       45       22,735       18,774           --        41,554
  Income taxes .........      --        (1,996)       6,872           --         4,876
  Current portion of
   long-term debt.......      --        13,397        3,117           --        16,514
                         --------     --------     --------     ---------     --------
    Total current
     liabilities........    7,113       93,337      155,994      (164,604)      91,840

Long-term debt..........    2,513      165,716          --            --       168,229
Pension liabilities.....      --           --         9,846           --         9,846
Deferred taxes payable..      --         2,668       12,696           --        15,364
Other liabilities.......      --           105          879           --           984
                         --------     --------     --------     ---------     --------
    Total liabilities...    9,626      261,826      179,415      (164,604)     286,263

Common stock............      416          --           --            --           416
Paid in capital.........  261,932      282,577      141,577      (424,154)     261,932
Retained earnings
 (deficit)..............  (42,949)     (47,926)      12,316        35,610      (42,949)
Cumulative translation
 adjustment.............     (497)         --          (497)          497         (497)
                         --------     --------     --------     ---------     --------
    Total common
     stockholders'
     equity.............  218,902      234,651      153,396      (388,047)     218,902
                         --------     --------     --------     ---------     --------
    Total liabilities
     and equity......... $228,528     $496,477     $332,811     $(552,651)    $505,165
                         ========     ========     ========     =========     ========

                                 TUBOSCOPE INC.

                                           YEAR ENDED DECEMBER 31, 1997
                          ---------------------------------------------------------------
                          TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                            INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF OPERATIONS
Revenue.................  $    --      $291,236     $279,130      $(45,135)    $525,231
Operating costs.........       120      246,564      211,521       (33,899)     424,306
                          --------     --------     --------      --------     --------
Operating profit (loss).      (120)      44,672       67,609       (11,236)     100,925
Other expenses (income).       (43)     (27,795)      29,358           --         1,520
Interest expense........       --        13,704          752           --        14,456
                          --------     --------     --------      --------     --------
Income (loss) before
 taxes..................       (77)      58,763       37,499       (11,236)      84,949
Provision for taxes.....       --        16,930       14,915           --        31,845
Equity in net income
 (loss) of subsidiaries.    53,181       22,584          --        (75,765)         --
                          --------     --------     --------      --------     --------
Net income (loss).......  $ 53,104     $ 64,417     $ 22,584      $(87,001)    $ 53,104
                          ========     ========     ========      ========     ========
                                           YEAR ENDED DECEMBER 31, 1996
                          ---------------------------------------------------------------
                          TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                            INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF OPERATIONS
Revenue.................  $    --      $197,165     $167,579      $(23,313)    $341,431
Operating costs.........        57      216,879      165,749       (19,973)     362,712
                          --------     --------     --------      --------     --------
Operating profit (loss).       (57)     (19,714)       1,830        (3,340)     (21,281)
Other expenses (income).       171        4,378       (4,256)          --           293
Interest expense........        45       12,257        1,112           --        13,414
                          --------     --------     --------      --------     --------
Income (loss) before
 taxes..................      (273)     (36,349)       4,974        (3,340)     (34,988)
Provision (benefit) for
 taxes..................       --        (1,458)       9,696           --         8,238
Extraordinary loss, net
 of income tax benefits.       --         6,373          --            --         6,373
Equity in net income
 (loss) of subsidiaries.   (49,326)      (4,722)         --         54,048          --
                          --------     --------     --------      --------     --------
Net income (loss).......  $(49,599)    $(45,986)    $ (4,722)     $ 50,708     $(49,599)
                          ========     ========     ========      ========     ========

                                 TUBOSCOPE INC.

                                           YEAR ENDED DECEMBER 31, 1995
                          ---------------------------------------------------------------
                          TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                            INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF OPERATIONS
Revenue.................  $    --      $ 97,486     $ 96,760      $ (4,231)    $190,015
Operating costs.........        55       82,433       82,552        (2,485)     162,555
                          --------     --------     --------      --------     --------
Operating profit (loss).       (55)      15,053       14,208        (1,746)      27,460
Other expenses (income).       --        (3,001)       6,956        (4,028)         (73)
Interest expense........       --        11,292        1,036           --        12,328
                          --------     --------     --------      --------     --------
Income (loss) before
 taxes..................       (55)       6,762        6,216         2,282       15,205
Provision (benefit) for
 taxes..................       --          (302)       6,688           --         6,386
Equity in net income
 (loss) of subsidiaries.     8,874         (472)         --         (8,402)         --
                          --------     --------     --------      --------     --------
Net income (loss).......  $  8,819     $  6,592     $   (472)     $ (6,120)    $  8,819
                          ========     ========     ========      ========     ========
                                           YEAR ENDED DECEMBER 31, 1997
                          ---------------------------------------------------------------
                          TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                            INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF CASH FLOWS
Net cash provided by
 (used in) operating
 activities.............  $ 11,425     $  2,829     $ 48,300      $(16,264)    $ 46,290
Cash flows provided by
 (used for) investing
 activities:
  Capital expenditures..       --       (14,313)     (20,877)          --       (35,190)
  Business acquisitions,
   net of cash acquired.       --       (10,507)     (26,349)          --       (36,856)
  Investments in
   subsidiaries.........   (16,264)         --           --         16,264          --
  Other.................       --           --          (963)          --          (963)
                          --------     --------     --------      --------     --------
  Net cash provided by
   (used for) investing
   activities...........   (16,264)     (24,820)     (48,189)       16,264      (73,009)
Cash flows provided by
 financing activities:
  Net borrowings under
   financing agreements.       --        20,478        3,661           --        24,139
  Issuance of common
   stock under employee
   stock plan...........       479          --           --            --           479
  Net proceeds from sale
   of common stock......     4,351          --           --            --         4,351
                          --------     --------     --------      --------     --------
  Net cash provided by
   financing activities.     4,830       20,478        3,661           --        28,969
  Effect of exchange
   rate changes on cash.       --           --           (64)          --           (64)
  Net increase in cash
   and cash equivalents.        (9)      (1,513)       3,708           --         2,186
Cash and cash
 equivalents:
  Beginning of period...         9          637        9,761           --        10,407
                          --------     --------     --------      --------     --------
  End of period.........  $    --      $   (876)    $ 13,469      $    --      $ 12,593
                          ========     ========     ========      ========     ========

                                 TUBOSCOPE INC.

                                           YEAR ENDED DECEMBER 31, 1996
                          ---------------------------------------------------------------
                          TUBOSCOPE   GUARANTOR   NON-GUARANTOR
                            INC.     SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          ---------  ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF CASH FLOWS
Net cash provided by
 (used in) operating
 activities.............  $  6,163     $ (5,061)    $ 46,927      $(37,466)    $ 10,563

Cash flows provided by
 (used for) investing
 activities:
  Capital expenditures..       --       (11,189)      (7,492)          --       (18,681)
  Proceeds from sale-
   leaseback
   transactions.........       --         2,973          --            --         2,973
  Business acquisitions,
   net of cash acquired.       --        (8,824)     (34,412)          --       (43,236)
  Investments in
   subsidiaries.........   (37,466)         --           --         37,466          --
  Other.................       --           --        (1,513)          --        (1,513)
                          --------     --------     --------      --------     --------
  Net cash provided by
   (used for) investing
   activities...........   (37,466)     (17,040)     (43,417)       37,466      (60,457)

Cash flows provided by
 (used for) financing
 activities:
  Net borrowings
   (payments) under
   financing agreements.       --        21,212       (3,366)          --        17,846
  Cash received in
   Drexel merger........       --         2,101          --            --         2,101
  Debt issuance costs...       --          (785)         --            --          (785)
  Dividends paid on
   Redeemable Series A
   convertible Preferred
   Stock................      (175)         --           --            --          (175)
  Issuance of common
   stock under employee
   stock plan...........       128          --           --            --           128
  Net proceeds from sale
   of common stock......    31,350          --           --            --        31,350
                          --------     --------     --------      --------     --------
  Net cash provided by
   (used for) financing
   activities...........    31,303       22,528       (3,366)          --        50,465

  Effect of exchange
   rate changes on cash.       --           --           442           --           442

  Net increase in cash
   and cash equivalents.       --           427          586           --         1,013

  Cash and cash
   equivalents:
    Beginning of period.         9          210        9,175           --         9,394
                          --------     --------     --------      --------     --------
    End of period.......  $      9     $    637     $  9,761      $    --      $ 10,407
                          ========     ========     ========      ========     ========

                                 TUBOSCOPE INC.

                                           YEAR ENDED DECEMBER 31, 1995
                          --------------------------------------------------------------
                          TUBOSCOPE  GUARANTOR   NON-GUARANTOR
                            INC.    SUBSIDIARIES SUBSIDIARIES  ELIMINATIONS CONSOLIDATED
                          --------- ------------ ------------- ------------ ------------
CONDENSED CONSOLIDATING
 STATEMENT OF CASH FLOWS

Net cash provided by
 operating activities...    $ 541     $  9,317      $11,723        $--        $ 21,581

Cash flows provided by
 (used for) investing
 activities:
  Capital expenditures..      --        (5,268)      (2,377)        --          (7,645)
  Proceeds from sale-
   leaseback
   transactions.........      --        12,500          --          --          12,500
  Business acquisitions,
   net of cash acquired.      --           --        (5,373)        --          (5,373)
  Other.................      --           --          (566)        --            (566)
                            -----     --------      -------        ----       --------
  Net cash provided by
   (used for) investing
   activities...........      --         7,232       (8,316)        --          (1,084)

Cash flows used for
 financing activities:
  Net payments under
   financing agreements.      --       (17,045)      (1,936)        --         (18,981)
  Debt issuance costs...      --           (95)         --          --             (95)
  Purchase of foreign
   currency options.....      --          (258)         --          --            (258)
  Dividends paid on
   Redeemable Series A
   convertible Preferred
   Stock................     (700)         --           --          --            (700)
  Issuance of common
   stock under employee
   stock plan...........      125          --           --          --             125
  Net proceeds from sale
   of common stock......       34          --           --          --              34
                            -----     --------      -------        ----       --------
  Net cash used for
   financing activities.     (541)     (17,398)      (1,936)        --         (19,875)

  Effect of exchange
   rate changes on cash.      --           --           241         --             241

  Net increase in cash
   and cash equivalents.      --          (849)       1,712         --             863

  Cash and cash
   equivalents:
   Beginning of period..        9        1,059        7,463         --           8,531
                            -----     --------      -------        ----       --------
   End of period........    $   9     $    210      $ 9,175        $--        $  9,394
                            =====     ========      =======        ====       ========

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL NOR OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements................................................   ii
Available Information.....................................................   ii
Incorporation Of Certain Documents By Reference...........................  iii
Summary...................................................................    1
Risk Factors..............................................................    9
The Exchange Offer........................................................   13
Use Of Proceeds...........................................................   22
Capitalization............................................................   22
Selected Historical Consolidated Financial Data...........................   23
Management's Discussion And Analysis Of Financial Condition And Results Of
 Operations...............................................................   24
Business..................................................................   33
Management................................................................   43
Description of the Notes..................................................   45
Description Of Certain Indebtedness.......................................   56
Certain United States Federal Income Tax Considerations...................   56
Plan Of Distribution......................................................   57
Legal Matters.............................................................   58
Experts...................................................................   58
Index to Financial Statements.............................................  F-1

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                               OFFER TO EXCHANGE

                         7 1/2% SENIOR NOTES DUE 2008
                              FOR ALL OUTSTANDING
                         7 1/2% SENIOR NOTES DUE 2008

                                      OF

                           [LOGO OF TUBOSCOPE, INC.]


                               ----------------

                                  PROSPECTUS

                               ----------------



                                  MAY 8, 1998

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